UniCredit

File No. 82 - 3185

06015438

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
FILING DESK
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

Milan, July 21st 2006

SUPPL

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of our "Consolidated quarterly report as at March 31 2006".

With kindest regards, we remain,

Yours faithfully,

PROCESSED
JUL 25 2006
THOMSON
FINANCIAL

UNICREDITO ITALIANO
Direzione Centrale

UniCredito Italiano S.p.A.

Via San Protaso, 3
20121 Milano MI
Tel. 02.88621
e-mail info@unicredit.it

Sede Legale: Genova, Via Dante, 1 - Direzione Centrale: Milano, Piazza Cordusio - Capitale Sociale € 5.218.299.719,50 interamente versato - Banca iscritta all'Albo delle Banche e Capogruppo del Gruppo Bancario UniCredito Italiano - Albo dei Gruppi Bancari cod. 3135.1 - Iscrizione al Registro delle Imprese di Genova (Tribunale di Genova) - Codice Fiscale e P. IVA n° 00348170101 - Aderente al Fondo Interbancario di Tutela dei Depositi.

UniCredit Group

as at 31 March 2006


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Values creating Value

UniCredito Italiano
Italian Joint Stock Company
Registered Office: Genoa, via Dante, 1
General Management: Milan, Piazza Cordusio
Registered in the Genoa Trade and Companies Register (Courts of Genoa)
Tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: € 5,214,662,943 fully paid in

UniCredit Group

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Consolidated Quarterly Report as at 31 March 2006


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BOARD OF DIRECTORS AND BOARD OF AUDITORS

	Board of Directors
Dieter Rampl *	Chairman
Gianfranco Gutty * (first deputy chairman)	Deputy Chairmen
Franco Bellei *	
Fabrizio Palenzona *	
Carlo Salvatori *	
Alessandro Profumo **	Managing Director/CEO
Roberto Bertazzoni **	Directors
Manfred Bischoff	
Vincenzo Calandra Buonaura	
Giovanni Desiderio	
Volker Doppelfeld	
Giancarlo Garino	
Francesco Giacomin **	
Piero Gnudi	
Friedrich Kadrnoska **	
Max Dietrich Kley	
Luigi Maramotti	
Diether Münich **	
Carlo Pesenti	
Hans Jürgen Schinzler	
Giovanni Vaccarino	
Paolo Vagnone **	
Nikolaus von Bomhard **	
Anthony Wyand	
Marco Fantazzini	Company Secretary
	Board of Auditors
Gian Luigi Francardo	Chairman
Giorgio Loli	Statutory Auditors
Aldo Milanese	
Vincenzo Nicastro	
Roberto Timo	
Giuseppe Armenise	Alternate Auditors
Marcello Ferrari	

* Member of the Chairman's Committee and of the Executive Committee
** Executive Committee Member


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GENERAL MANAGEMENT

	Management Committee
Alessandro Profumo	Managing Director / CEO
Ranieri de Marchis	Planning, Finance and Administration (CFO) *
Sergio Ermotti	Multinationals / Investment Banking Division *
Paolo Fiorentino	Global Banking Services Division *
Dario Frigerio	Private Banking and Asset Management Division *
Erich Hampel	Central Eastern Europe (CEE) Division *
Andrea Moneta	Chief Integration Officer *
Roberto Nicastro	Retail Division *
Vittorio Ogliengo	Corporates / SMEs Division *
Johann Berger	Commercial Real Estate Financing Division
Henning Giesecke	Risk Management (CRO)
Franz Herrlein	Deputy Integration Officer
Rino Piazzolla	Human Resources Strategy
Wolfgang Sprißler	German Region Strategic Advisory Staff

	Other Department Heads
Maurizia Angelo Comneno	Legal, Compliance and Corporate Affairs
Chiara Burberi	Group Organisation
Elisabetta Magistretti	Internal Audit
Edoardo Massaglia	Corporate Identity
Umberto Quilici	Group ICT
Franco Leccacorvi	Chief Accountant

* Position held by Group Deputy General Manager


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CONTENTS

Note to the Report on Operations:
The following conventional symbols have been used in the tables:

- **A dash (-)** indicates that the item/figure is inexistent;
- **Two stops (..)** or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not avalailable.

Unless otherwise indicated, all amounts are in **millions of euros.**

This quarterly report, drawn up in accordance with IFRS as described in the Note at the end of the Report, has been prepared in accordance with the instructions given in Annex 3D of CONSOB Issuers' Regulations. Press releases relating to the significant facts of the period are also available on the UniCredit website, together with the presentation made to the market on the results of the first quarter.

The principal changes that have occurred in the Group's scope of consolidation since the end of the 2005 accounting year are attributable to the widening of the consolidation scope of the Hypo Vereinsbank (HVB) Group. In the first quarter of 2006 38 companies of the Immobilien Group, HVB Bank Latvia, certain companies of the Central Eastern Europe Division of Bank Austria Creditanstalt (BA-CA) including Nova banijalucka banka and BPH Investment Fund Company, as well as some smaller companies - a total of 48 companies overall - were fully consolidated.

It should also be noted that between March and December there were further significant changes both in the scope of the old UniCredit Group, which was joined at the end of September by the Yapi Kredi Bankasi Group, a subsidiary of Koç Financial Services (the joint venture in Turkey between UniCredit and the Koç Finansal Hizmetler Group), and in the consolidation area of the HVB Group, with the inclusion in particular of IMB (Closed Joint Stock Company International Moscow Bank), a company formerly valued at net equity, and of certain banks of Central Eastern Europe controlled by BA-CA (Hebros Bank, Banca Tiriac, Eksimbanka and HVB Bank Serbia and Montenegro).

The financial situation at 31 March 2006 includes among *Non-current assets and disposal groups held for sale* (in addition to Splitska Banka, already so designated in December 2005): Uniriscossioni, 2S Banca and Pekao Development. For these equity investments, in the process of being sold off, all the conditions prescribed by the IFRS 5 are satisfied, namely:
- the asset is available for immediate sale in its present condition;
- the sale is highly probable;
- completion of the sale is expected to take place within one year.

The sale of the interest in four *Casse di Risparmio* (Italian savings banks), included in *Non-current assets and disposal groups held for sale* at 31 December 2005, was completed in the first quarter 2006.

The 2005 Accounts included a pro-forma profit and loss statement for the financial year 2005, prepared as if the merger with the HVB Group had taken place on 1 January 2005. In order to permit the most uniform comparisons possible, this profit and loss statement, presented in this report on a quarterly basis, has subsequently been adapted to take account both of the economic results of the Yapi Kredi Bankasi Group prior to the acquisition and of the effects on the profit and loss statement of the classing of companies among the assets being disposed of. The Yapi Kredi Bankasi Group profit and loss account used for this purpose was reclassified to remove extraordinary items and its net profit was attributed to minorities. The 2005 quarterly profit and loss statement of the HVB Group, on the other hand, has not been restated to take account of the changes which have taken place in the consolidation area. The effects of these changes, along with those produced by the trend in the pace at which the profit and loss statements of the subsidiaries are converted, are also quantified in the notes on the profit and loss data.

Finally, with regard to the presentation of results by sector of activity, the distinction has been maintained between the UniCredit Group prior to the merger with HVB and the HVB Group itself, for which details relating to the BA-CA Group are also provided. The results for previous-scope UniCredit are however detailed and annotated on the basis of the scope of the previous Divisions, with a further analysis of the former Corporate and Investment Banking Division between its two components. Previous periods have been restated to take account both of this greater detail and of the effects of the corporate reorganisation of UniCredit Banca Mediocredito and the establishment of 2S Banca.

Main Group Figures

(€ million)

PROFIT AND LOSS AND PROFITABILITY RATIOS	Q1		
	2006	2005 PRO-FORMA	CHANGE
Total revenues	5,955	5,177	+ 15.0%
Operating costs	3,295	3,097	+ 6.4%
Operating profit	2,660	2,080	+ 27.9%
Profit before tax	2,212	1,778	+ 24.4%
Net Profit attributable to the Group	**1,357**	**1,128**	**+ 20.3%**
ROE[1]	16.0%	13.5%	+ 2.5
Cost/income ratio	55.3%	59.8%	- 4.5

(€ million)

BALANCE SHEET	AMOUNTS AS AT		
	31.03.2006	31.12.2005	CHANGE
Total assets	796,865	787,000	+ 1.3%
Loans and receivables with customers	424,310	426,553	- 0.5%
Deposits from customers and debt securities in issue	467,743	462,248	+ 1.2%
Shareholders' equity	**36,540**	**35,203**	**+ 3.8%**

CAPITAL RATIOS (%)	AS AT		
	31.03.2006[2]	31.12.2005	CHANGE
Tier 1/Total risk-weighted assets	5.74%	5.53%	+ 0.21
Total regulatory capital/Total risk-weighted assets	10.97%	10.34%	+ 0.63

STAFF AND BRANCHES	AS AT		
	31.03.2006	31.12.2005	CHANGE
Employees[3]	133,868	134,135	- 267
Branches[4]	7,320	7,184	+ 136

RATINGS	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
FITCH RATINGS	F1	A+	STABLE
Moody's Investors Service	P-1	A1	STABLE
Standard & Poor's	A-1	A+	NEGATIVE

1. Calculated on the basis of the average period shareholders' equity (excluding reserves in respect of AfS assets and dividends to be distributed).
2. Estimated data.
3. "Full time equivalent". Koç Group is consolidated proportionally. HVB Group figures as at 31 December have been adjusted to reflect Q1 changes in the area of consolidation.
4. Koç Group, which is consolidated proportionally, is considered at 100%.

(€ million)

CONSOLIDATED BALANCE SHEET	AMOUNTS AS AT		CHANGE	
	31.03.2006	31.12.2005	AMOUNT	PERCENT
Assets				
Cash and cash balances	2,981	3,459	- 478	- 13.8%
Financial assets held for trading	163,729	172,287	- 8,558	- 5.0%
Loans and receivables with banks	92,387	76,099	+ 16,288	+ 21.4%
Loans and receivables with customers	424,310	426,553	- 2,243	- 0.5%
Financial investments	67,582	65,796	+ 1,786	+ 2.7%
Hedging instruments	4,186	4,919	- 733	- 14.9%
Property, plant and equipment	8,744	7,973	+ 771	+ 9.7%
Goodwill	9,172	9,202	- 30	- 0.3%
Other intangible assets	2,568	2,633	- 65	- 2.5%
Tax assets	6,361	6,592	- 231	- 3.5%
Non-current assets and disposal groups classified as held for sale	7,124	3,309	+ 3,815	+ 115.3%
Other assets	7,721	8,178	- 457	- 5.6%
Total assets	**796,865**	**787,000**	**+ 9,865**	**+ 1.3%**
Liabilities and shareholders' equity				
Deposits from banks	143,054	141,682	+ 1,372	+ 1.0%
Deposits from customers and debt securities in issue	467,743	462,248	+ 5,495	+ 1.2%
Financial liabilities held for trading	104,922	107,094	- 2,172	- 2.0%
Financial liabilities designated at fair value	1,358	1,129	+ 229	+ 20.3%
Hedging instruments	3,325	4,498	- 1,173	- 26.1%
Provisions for risks and charges	7,315	6,607	+ 708	+ 10.7%
Tax liabilities	6,055	5,925	+ 130	+ 2.2%
Liabilities included in disposal groups classified as held for sale	5,511	1,887	+ 3,624	+ 192.1%
Other liabilities	16,655	16,824	- 169	- 1.0%
Minorities	4,387	3,903	+ 484	+ 12.4%
Shareholders' equity	36,540	35,203	+ 1,337	+ 3.8%
- Capital and reserves	*33,301*	*31,106*	*+ 2,195*	*+ 7.1%*
- available-for-sale assets fair value reserve and cash-flow hedging reserve	*1,882*	*1,627*	*+ 255*	*+ 15.7%*
- Net profit	*1,357*	*2,470*	*- 1,113*	*- 45.1%*
Total liabilities and shareholders' equity	**796,865**	**787,000**	**+ 9,865**	**+ 1.3%**

(€ million)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	Q1		CHANGE		Q1
	2006	2005 PRO-FORMA	P&L	PERCENT	2005
Net interest	2,937	2,728	+ 209	+ 7.7%	1,293
Dividends and other income from equity investments	133	102	+ 31	+ 30.4%	15
Net interest income	**3,070**	**2,830**	**+ 240**	**+ 8.5%**	**1,308**
Net fees and commissions	2,128	1,755	+ 373	+ 21.3%	1,026
Net trading, hedging and fair value income	666	586	+ 80	+ 13.7%	302
Net other expenses/income	91	6	+ 85	n.s.	33
Net non-interest income	**2,885**	**2,347**	**+ 538**	**+ 22.9%**	**1,361**
TOTAL REVENUES	**5,955**	**5,177**	**+ 778**	**+ 15.0%**	**2,669**
Payroll costs	-1,931	-1,801	- 130	+ 7.2%	-906
Other administrative expenses	-1,133	-1,040	- 93	+ 8.9%	-496
Recovery of expenses	55	54	+ 1	+ 1.9%	54
Amortisation, depreciation and impairment losses on intangible and tangible assets	-286	-310	+ 24	- 7.7%	-106
Operating costs	**-3,295**	**-3,097**	**- 198**	**+ 6.4%**	**-1,454**
OPERATING PROFIT	**2,660**	**2,080**	**+ 580**	**+ 27.9%**	**1,215**
Provisions for risks and charges	-63	-71	+ 8	- 11.3%	-42
Restructuring costs	-	-	-	-	-
Net write-downs of loans and provisions for guarantees and commitments	-561	-513	- 48	+ 9.4%	-190
Net income from investments	176	282	- 106	- 37.6%	205
PROFIT BEFORE TAX	**2,212**	**1,778**	**+ 434**	**+ 24.4%**	**1,188**
Income tax for the period	-691	-528	- 163	+ 30.9%	-367
NET PROFIT	**1,521**	**1,250**	**+ 271**	**+ 21.7%**	**821**
Profit (Loss) from non-current assets held for sale, after tax	23	1	+ 22	n.s.	-
PROFIT (LOSS) FOR THE PERIOD	**1,544**	**1,251**	**+ 293**	**+ 23.4%**	**821**
Minorities	-187	-123	- 64	+ 52.0%	-44
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,357**	**1,128**	**+ 229**	**+ 20.3%**	**777**

(€ million)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	2006	2005 PRO-FORMA			
	Q1	Q4	Q3	Q2	Q1
Net interest	2,937	2,826	2,848	2,783	2,728
Dividends and other income from equity investments	133	264	152	403	102
Net interest income	**3,070**	**3,090**	**3,000**	**3,186**	**2,830**
Net fees and commissions	2,128	1,955	1,905	1,805	1,755
Net trading, hedging and fair value income	666	257	410	112	586
Net other expenses/income	91	-209	36	20	6
Net non-interest income	**2,885**	**2,003**	**2,351**	**1,937**	**2,347**
TOTAL REVENUES	**5,955**	**5,093**	**5,351**	**5,123**	**5,177**
Payroll costs	-1,931	-2,006	-1,830	-1,800	-1,801
Other administrative expenses	-1,133	-1,064	-1,106	-1,089	-1,040
Recovery of expenses	55	60	60	62	54
Amortisation, depreciation and impairment losses on intangible and tangible assets	-286	-336	-300	-308	-310
Operating costs	**-3,295**	**-3,346**	**-3,176**	**-3,135**	**-3,097**
OPERATING PROFIT	**2,660**	**1,747**	**2,175**	**1,988**	**2,080**
Provisions for risks and charges	-63	-139	-38	-4	-71
Restructuring costs	-	-520	-60	-	-
Net write-downs of loans and provisions for guarantees and commitments	-561	-683	-506	-579	-513
Net income from investments	176	228	107	65	282
PROFIT BEFORE TAX	**2,212**	**633**	**1,678**	**1,470**	**1,778**
Income tax for the period	-691	-241	-485	-445	-528
NET PROFIT	**1,521**	**392**	**1,193**	**1,025**	**1,250**
Profit (Loss) from non-current assets held for sale, after tax	23	25	38	5	1
PROFIT (LOSS) FOR THE PERIOD	**1,544**	**417**	**1,231**	**1,030**	**1,251**
Minorities	-187	-129	-188	-106	-123
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,357**	**288**	**1,043**	**924**	**1,128**

Q1 2006 Results – UniCredit (excl. HVB) by Division and HVB

(€ million)

MAIN PROFIT FIGURES

	RETAIL	CORPORATE BANKING	INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER SUBSIDIARIES	CONSOLI-DATION ADJUSTMENTS	UNICREDIT GROUP (EXCL. HVB GROUP)	HVB GROUP	CONSOLI-DATION ADJUSTMENTS [1]	CONSOLI-DATED GROUP TOTAL
TOTAL REVENUES											
Q1 2006	1,163	597	161	404	623	27	-66	2,909	3,029	17	**5,955**
Q1 2005 pro-forma	*1,085*	*567*	*210*	*307*	*557*	*58*	*-76*	*2,708*	*2,452*	*17*	***5,177***
Operating costs											
Q1 2006	-695	-187	-54	-215	-344	-97	16	-1,576	-1,701	-18	**-3,295**
Q1 2005 pro-forma	*-695*	*-178*	*-57*	*-179*	*-308*	*-68*	*16*	*-1,469*	*-1,610*	*-18*	**-3,097**
OPERATING PROFIT											
Q1 2006	468	410	107	189	279	-70	-50	1,333	1,328	-1	**2,660**
Q1 2005 pro-forma	*390*	*389*	*153*	*128*	*249*	*-10*	*-60*	*1,239*	*842*	*-1*	***2,080***
Adjustments, provisions and net income from investments											
Q1 2006	-134	-84	-1	-6	-25	109	1	-140	-247	-61	**-448**
Q1 2005 pro-forma	*-90*	*-98*	-	*-1*	*-29*	*197*	*-5*	*-26*	*-276*	-	***-302***
Income tax for the period											
Q1 2006	-151	-134	-42	-46	-47	-4	14	-410	-283	2	**-691**
Q1 2005 pro-forma	*-130*	*-121*	*-60*	*-32*	*-47*	*5*	*19*	*-366*	*-161*	*-1*	***-528***
NET PROFIT											
Q1 2006	183	192	64	137	207	35	-35	783	798	-60	**1,521**
Q1 2005 pro-forma	*170*	*170*	*93*	*95*	*173*	*192*	*-46*	*847*	*405*	*- 2*	***1,250***

1. This column includes the effects associated with "Purchase Price Allocation".

PROFITABILITY RATIO

	RETAIL	CORPORATE BANKING	INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER SUBSIDIARIES	CONSOLI-DATION ADJUSTMENTS	UNICREDIT GROUP (EXCL. HVB GROUP)	HVB GROUP	CONSOLI-DATION ADJUSTMENTS	CONSOLI-DATED GROUP TOTAL
Cost/income ratio (%)											
Q1 2006	59.8	31.3	33.5	53.2	55.2	n.s.	n.s.	54.2	56.2	n.s.	**55.3**
Q1 2005 pro-forma	*64.1*	*31.4*	*27.1*	*58.3*	*55.3*	*n.s.*	*n.s.*	*54.2*	*65.7*	*n.s.*	***59.8***

Note: UniCredit Divisional Profit and Loss Account (not including HVB), is made up of the P/L results of the Group companies in each Division, net of pertinent adjustments and infradivisional transactions. Other net income of the Parent Company and Other Subsidiaries, mainly represented by expenses claimed back from other Group companies, is deducted from operating costs. HVB Group's Profit and Loss Account includes the BA-CA Group, as commented in detail in the section "Operations and Results of the UniCredit Group (excl. HVB) by Division, HVB and BA-CA".


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EXPLANATORY NOTES AND DIRECTORS' REMARKS

MACROECONOMIC CONTEXT

The world economy continues to show positive signs: the most recent World Economic Outlook published by the IMF predicts global growth in trade of 4.8% and 8.0%, by GDP and volume respectively, for the current year, a slight increase on 2005 and, in terms of GDP, making 2006 the fourth consecutive year in which the figure has been above the 3.7% which represents the average growth rate of the world economy over the period 1970-2000.
So far, this buoyancy does not appear to have been affected by the new pressures of oil prices, which have risen well above the threshold of 70 dollars a barrel, and the pressure of demand is certainly one of the causes of this, as well as geopolitical tensions. The US is confirming its role on the world economic stage.

After the relative slowdown recorded in the fourth quarter, the American economy picked up again in the first part of 2006 (showing an annualised increase of +4.8% over the previous quarter), with a strong contribution from consumption and investments.
Against this background of growth above potential, no excessive pressures on prices have yet revealed themselves, and the Fed might not be far off from ending its cycle of rate increases. Fed Funds are now at 4.75% (up from 4.25% at the start of the year), while the performance of the ten-year benchmark rate rose from 4.4% at the end of 2005 to 4.85% at the end of March (and climbed above 5% at the end of April). Positive signals are also emerging from Japan and Europe. Japan appears to have consolidated the recovery begun in 2003, suggesting a possible exit from the long phase of deflation (falling consumer prices) which has characterised it in recent years.

For the Eurozone, although there was a definite slowdown in the fourth quarter of 2005, the signals relating to the start of 2006 (preliminary GDP data for the Eurozone countries will begin to be distributed around mid-May) appear to foreshadow a good recovery. In particular, industrial production and confidence survey data, especially in Germany, are very positive: in April, the IFO reached its highest levels since 1991, and SME indicators are also at extremely high levels. Production in the January/February period was 5.0% higher (year-on-year) than in the corresponding period of 2005 (from 3.2% year-on-year in the Eurozone).
There are not, as yet, such robust signals with regard to consumer demand, and although consumer confidence has risen (to the highest level since 2002), retail sales still show a rather seesaw trend.

In Italy, 2005 having closed with zero growth, the first quarter should see good acceleration, since here too, industrial production grew during the first two months of the year and the signals are positive with regard to consumer demand: car registrations rose by 9% compared with 2005, and retail sales are showing a cautious recovery.
The Austrian economy, while it has recently significantly diversified its trade flows, concentrating particularly on Eastern Europe, can only benefit from the pick-up in the German manufacturing sector: in Germany too, there have been substantial rises in business confidence, encouraged also by actual industrial production data, which in January in particular showed a substantial increase. With regard to inflation, although Austria saw a slowdown (the year-on-year trend in March is barely 1.0%), some pressure was noted in Italy and Germany (inflation in both countries rose to 2.3% year-on-year in

April), and the effects of this were felt throughout the entire Eurozone. The ECB has adopted a rather optimistic tone on the current economic situation, while underlining the existence of risks of a rise in inflation due, in the short term, to oil price trends, and in the medium-to-long term, to the increase in loans to the private sector which is being seen in the area.

The market therefore expects to see new rises after the March intervention which took the policy rate up to 2.50% (from 2.25% in December '05). The performance of the ten-year benchmark also rose, from 3.3% at the close of 2005 to 3.77% at the end of March (4.0% at the end of April).

The economic trends in the countries of the New Europe were also decidedly positive during the first quarter of 2006. Good buoyancy of investments, accelerating in many countries, emerged almost everywhere as the main engine of economic growth, while exports continued to play a predominant role particularly in Poland, the Czech Republic and Croatia. The industrial sector was therefore supported virtually everywhere by economic growth in the first months of the year.

All the currencies were driven by a trend of general appreciation, despite the fact that at the beginning of March the increase in ECB rates and expectations of further rises in the USA prompted a shift by international investors away from the emerging markets to more advanced markets, causing some currencies to lose ground and become more volatile.

Although the price of oil remained high, inflation was contained virtually everywhere, helped also by the appreciation of exchange rates. This buoyancy, balanced by stronger than expected economic performance data, prompted many central banks in the region to maintain an attitude of caution and resist altering interest rates.

In Poland, however, lower than expected inflation in the first two months of the year led the Monetary Policy Council to reduce rates by 25 basis points in both January and February, bringing the reference rate down to 4%.
The Slovakian central bank, on the other hand, raised rates by 50 base points at the end of February (for the first time in four years) to 3.5%, in order to avoid any possible future rise in prices caused by strongly-growing domestic demand.

In Croatia monetary policy continued to provide essential stability of exchange and interest rates, and to focus on controlling the increase in foreign debt and monetary aggregates. In Turkey, with a view to strengthening its credibility and reliability in the inflation reduction process, the central bank switched on 1 January to a formal inflation target regime, with inflation goals set on a quarterly basis.

BANKING CONTEXT AND FINANCIAL MARKETS

The improvement in the macroeconomic framework had positive repercussions on the debt market in all the principal countries of the Eurozone, including Germany. Banks' interest rates began to show signs, albeit modest, of rising in line with a relatively restrictive monetary policy.

The buoyancy of loans, which was already high in 2005, strengthened further during the early months of 2006. Moreover, the greatest contribution to growth appears to be starting to come from the business sector, while the demand for credit on the part of families remains at a level which is high but settling down compared with recent months. In confirmation of the positive impact which the economic upturn is having on demand for loans, there is a relative increase in short-term loans, chiefly related to the production cycle, finally firmly established on a steady path of positive growth between the end of 2005 and the start of 2006 after many months of decline. In particular, in Italy loans rose by 9.1% year-on-year in March (up by 8.8% in December 2005), while in Austria the increase was 5.8% (up by 5.3% annualised in December 2005). The situation on the German debt market continues to be much weaker by comparison, for reasons which are partly structural, but in spite of this the recovery is evident in Germany too: loans began to rise overall in 2006 (in the order of 1%) after some three years of falls, with a trend reversal begun in the second half of 2005 if we exclude the public sector.

Direct revenues also continue to enjoy decidedly high levels of buoyancy, chiefly concentrated in short-term deposits. In February, current account deposits rose by 8.4% year-on-year in Italy (according to our calculations based on ABI data), 11.2% in Austria and 7.8% in Germany, with very strong demand from families and businesses alike. In Italy there was also a strengthening of the growth in bank bonds in issue, which were up by 10.3% in February.

During the first quarter, the financial markets consolidated the gains recorded during the course of 2005, with positive repercussions also for the asset management market. Faced with an increase of 8.1% in the Morgan Stanley Capital Index Europe over the first quarter of '06 compared with December '05, the Austrian stock market index (ATX) rose by 12.9% in the same period, the German index (DAX 30) by 10.4% and the Italian index (S&P Mib) by 6.2%. Similarly, the growth in the mutual funds market was quite marked, and stronger in Austria than in Germany and Italy: up by 5% over December 2005 in Austria, up by 2.8% in Germany and up by 1.1% in Italy (compared with levels at the end of January, since comparison with 2005 is not possible owing to the change in the accounting method used).

Q1 2006 closed with a net profit of €1,357 million for the Group, an increase of 20.3% compared to the corresponding period in the previous year (up 14.6% net of foreign exchange differences and on an equivalent basis), a very significant increase considering that in Q1 2005 there were capital gains of some €200 million arising from disposal of a 20.3% stake in Autostrada Brescia Verona Vicenza Padova ("Serenissima"). Operating profit (€2,660 million) showed an increase of 27.9% over pro-forma Q1 2005.

The HVB Group contributed very positively to the progress of Group results with a net profit of €651 million, an increase of 93.8% over Q1 2005 and operating profit of €1,328 million (up 57.7%). This progress was mainly due to a strong increase in net fees and commissions and positive trends in the financial markets.

Annualised ROE was 16.0%, compared to 13.5% estimated for Q1 2005 and 11.5% pro-forma for all of 2005 (net of restructuring costs).

OPERATING PROFIT

Operating profit for the first quarter was €2,660 million, an increase of 27.9% over Q1 2005, and more than 50% over Q4 2005. The noticeable improvement compared to Q1 2005 - the increase was in fact as high as 21.5% net of foreign exchange effects* and of changes in the scope of consolidation of the HVB group - was sustained by a robust increase in total revenues.

(€ million)

OPERATING PROFIT

	Q1 2006	2005 PRO-FORMA		CHANGE OVER Q1 05		CHANGE OVER Q1 05 - ADJUSTED[1]	
		Q 4	Q 1	AMOUNT	PERCENT	AMOUNT	PERCENT
Net interest income	3,070	3,090	2,830	+ 240	+ 8.5%	+ 134	+ 4.7%
Net non-interest income	2,885	2,003	2,347	+ 538	+ 22.9%	+ 391	+ 16.7%
Total revenues	**5,955**	**5,093**	**5,177**	**+ 778**	**+ 15.0%**	**+ 525**	**+ 10.1%**
Operating costs	-3,295	-3,346	-3,097	- 198	+ 6.4%	- 77	+ 2.5%
Operating Profit	**2,660**	**1,747**	**2,080**	**+ 580**	**+ 27.9%**	**+ 448**	**+ 21.5%**

1. Adjusted for first-time consolidation effects and exchange differences.

Cost/income	**55.3%**	**65.7%**	**59.8%**

* During the quarter both the dollar and the zloty, the currency in which the equity and economic assets of the Pekao and BPH Groups are denominated, depreciated against the euro by 2.5% and 2.1% respectively. On the other hand both currencies appreciated against the euro between the average for Q1 2006 and the average for Q1 2005, by 9.1% and 5% respectively.

Total Group revenues reached €5,955 million, an increase of 15% over Q1 2005 (up 10.1% net of foreign exchange effects and on an equivalent basis). This resulted both from an increase in net interest income (€3,070 million, up by 8.5% and 4.7% at constant exchange rates and on an equivalent basis) and from net non-interest income (€2,885 million, up by 22.9% and 16.7% net of foreign exchange effects and on an equivalent basis). This performance, which was already being drawn along by positive progress in lending and investment management, was also favoured by the increase in profits from trading activities.

The increase in total revenues was only partially neutralised by an increase in operating costs of 6.4% (2.5% at constant exchange rates and on an equivalent basis). This was also connected to the development of activity and growth in variable costs. The cost/income ratio fell to 55.3% in Q1 2006 from 59.8% in Q1 2005.

Both "pre-combination" UniCredit and the HBV Group contributed to the rise in operating profit. Thanks to a marked improvement in the latter, the contribution of the two components to operating results, as well as to total revenues and cost, was essentially in balance.

(€ million)

OPERATING PROFIT

	Q1 2006	2005 PRO-FORMA		CHANGE OVER Q1 05		CHANGE OVER Q1 05 - ADJUSTED[1]	
		Q 4	Q 1	AMOUNT	PERCENT	AMOUNT	PERCENT
UniCredit excluding HVB Group	1,333	1,149	1,239	+ 94	+ 7.6%	+ 79	+ 6.4%
HVB Group	1,328	598	842	+ 486	+ 57.7%	+ 369	+ 43.8%
of which: BA-CA Group	*522*	*411*	*351*	*+ 171*	*+ 48.7%*	*+ 151*	*+ 43.0%*
Consolidation adjustments	-1	-	-1	-	-	-	-
Total	**2,660**	**1,747**	**2,080**	**+ 580**	**+ 27.9%**	**+ 448**	**+ 21.5%**

1. Adjusted for first-time consolidation effects and exchange differences.

The operating result of the UniCredit Group not including HVB, €1,333 million, represents an increase of 7.6% (6.4% at constant exchange rates) over Q1 2005, thanks to continuing progress in net interest income and a strong increase in fees.
The Private Banking and Asset Management Division (up 47.7%), Retail Division (up 20%) and New Europe Division (up by 12% and by 6.6% at constant exchange rates) made an especially positive contribution to these results.

The HVB Group's operating profit was €1,328 million, an increase of 57.7% over Q1 2005 (up 43.8% at constant exchange rates and on an equivalent basis), also supported by marked growth in commissions (up 28.7%, or 23.9% at constant exchange rates and on an equivalent basis) and by the favourable trends of financial markets business, which brought an increase of 65.2% in income from trading (up 50.5% at constant exchange rates and on an equivalent basis). The contribution of the BA-CA Group was also especially positive. It achieved operating results of €522 million, an increase

of 48.7% over Q1 2005 (41% at constant exchange rates and on an equivalent basis), also benefiting from a strong increase in results from trading (up 97.6%) as well as the vigorous growth in business in the Central Eastern Europe Division.

Changes in the principal items that make up the operating result are analysed below, distinguishing between "pre-combination" UniCredit Divisions and the HVB Group. Comments on the results from individual business areas appear in the *Operations and Results of the UniCredit Group (excl. HVB) by Division, HVB and BA-CA* section.

NET INTEREST INCOME

Changes in net interest income compared to Q1 2005 (up 8.5%, or 4.7% at constant exchange rates and on an equivalent basis) showed growth both for the UniCredit Group not including HVB (up 9.1%, and 7.9% at constant exchange rates) and for the HVB Group (up 8% and 1.9% respectively). The slight drop compared with the previous quarter was due to a reduction in dividends and profits of the companies accounted for at equity. However, considering only the interest component, the change is positive even compared to the previous quarter.

(€ million)

NET INTEREST

	Q1 2006	2005 PRO-FORMA		CHANGE OVER Q1 05		CHANGE OVER Q1 05 - ADJUSTED[1]	
		Q 4	Q 1	AMOUNT	PERCENT	AMOUNT	PERCENT
UniCredit excluding HVB Group	1,456	1,432	1,343	+ 113	+ 8.4%	+ 97	+ 7.2%
HVB Group	1,464	1,376	1,368	+ 96	+ 7.0%	+ 9	+ 0.7%
of which: BA-CA Group	*599*	*572*	*554*	*+ 45*	*+ 8.1%*	*+ 9*	*+ 1.6%*
Consolidation adjustments	17	18	17	-	-	-	-
Total	**2,937**	**2,826**	**2,728**	**+ 209**	**+ 7.7%**	**+ 106**	**+ 3.9%**

1. Adjusted for first-time consolidation effects and exchange differences.

In the "pre-combination" UniCredit Group, the change in net interest was due to volume growth, given still unclear signals on spreads between lending and deposit rates in the early part of the year, while deposit margins improved. It was mainly the Retail Division (up 8.8%) that contributed to the year-on-year increase, accounting for about half of it, but changes were positive in all the Divisions (Corporate up 3.3%; New Europe up 9.5% at historic exchange rates and 4.3% at constant exchange rates). HVB Group's net interest, which benefited from the effects of expansion of its scope of consolidation, grew even at constant exchange rates and consolidation scope, due mainly to progress in the CEE Division. The partial pressure on lending spreads due to rising market interest rates was off-set by a clear improvement in deposit margins.

The strategic reduction in loans granted by the HVB Group in its Real Estate segment and the reduction following the further acceleration of a risk-based pricing policy in Germany, caused a

reduction in customer loans at the consolidated level compared to December (down 0.5%) and a compression of growth on an annual basis (up 3.3%). The growth of the UniCredit Group not including HVB remained robust despite a slowdown in the first quarter, which could be imputed to the classification of Uniriscossioni among Non-current assets held for sale (about 0.4% less growth) and to the contraction in lending by the Parent Company's foreign branches. On the lending front, the three most important Divisions recorded a significant increase over December and over March 2005, respectively 2.5% and 14% for Retail, 1.9% and 19.4% at constant exchange rates for New Europe and 0.8% and 8.6% for Corporate. As for loan products, in this first part of the year both mortgages (2.4% from the beginning of the year) and leases (3.1%) maintained good growth rates. BA-CA Group's lending also grew steadily by 0.4% in the quarter and 5.8% over 31 March 2005.

(€ million)

LOANS TO CUSTOMERS AND DEPOSITS FROM CUSTOMERS

	AMOUNTS AS AT			CHANGE OVER	
	31.03.2006	31.12.2005	31.03.2005	31.12.2005	31.03.2005
Loans and receivables with customers	**424,310**	**426,553**	**410,581**	**- 0.5%**	**+ 3.3%**
UniCredit excluding HVB Group	161,597	160,487	144,525	+ 0.7%	+ 11.8%
HVB Group	259,095	262,300	262,291	- 1.2%	- 1.2%
of which: BA-CA Group	*86,774*	*86,404*	*82,028*	*+ 0.4%*	*+ 5.8%*
Consolidation adjustments	3,618	3,766	3,765		
Deposits from customers and debt securities in issue	**467,743**	**462,248**	**443,696**	**+ 1.2%**	**+ 5.4%**
UniCredit excluding HVB Group	180,180	178,142	163,698	+ 1.1%	+ 10.1%
HVB Group	284,866	280,886	276,318	+ 1.4%	+ 3.1%
of which: BA-CA Group	*92,560*	*89,965*	*83,658*	*+ 2.9%*	*+ 10.6%*
Consolidation adjustments	2,697	3,220	3,680		

Direct deposits reached €467.7 billion, an increase of 1.2% over December and of 5.4% over March 2005. The increase for the quarter was attenuated by the unfavourable seasonal behaviour of current accounts, which caused deposits from customers to be essentially flat, compared to an increase of 2.7% in debt securities in issue, led by bonds.

NET FEES AND COMMISSIONS

Net fees and commissions totalled €2,128 million, with significant growth over Q1 2005 (of 21.3%), of which €1,165 million referred to the UniCredit Group not including HVB (up 15.6%) and €963 million related to the HVB Group (up 28.7%). The increase was especially marked even at constant exchange rates and on an equivalent basis (up 18.2%).

(€ million)

NET FEES AND COMMISSIONS

	Q1	2005 PRO-FORMA		CHANGE OVER Q1 05		CHANGE OVER Q1 05 - ADJUSTED[1]	
	2006	Q 4	Q 1	AMOUNT	PERCENT	AMOUNT	PERCENT
UniCredit excluding HVB Group	1,165	1,109	1,008	+ 157	+ 15.6%	+ 139	+ 13.8%
HVB Group	963	846	748	+ 215	+ 28.7%	+ 179	+ 23.9%
of which: BA-CA Group	*415*	*408*	*332*	*+ 83*	*+ 25.0%*	*+ 57*	*+ 17.2%*
Consolidation adjustments	-	-	-1	+ 1	..	+ 1	..
Total	**2,128**	**1,955**	**1,755**	**+ 373**	**+ 21.3%**	**+ 319**	**+ 18.2%**

1. Adjusted for first-time consolidation effects and exchange differences.

Within net fees and commissions of the Group, commissions for management and administration services accounted for €1,179 million, a steep increase compared to Q1 2005 (up 32.8%).

(€ million)

NET FEES AND COMMISSIONS

	Q1		CHANGE	
	2006	2005 PRO-FORMA	AMOUNT	PERCENT
Asset management, custody and administration:	1,179	888	+ 291	+ 32.8%
securities dealing and placement	*240*	*183*	*+ 57*	*+ 31.1%*
segregated accounts	*61*	*25*	*+ 36*	*+ 144.0%*
management of collective investment funds	*616*	*456*	*+ 160*	*+ 35.1%*
insurance products	*128*	*111*	*+ 17*	*+ 15.3%*
other securities	*134*	*113*	*+ 21*	*+ 18.6%*
Current accounts, loans and guarantees	445	431	+ 14	+ 3.2%
Collection and payment services	278	241	+ 37	+ 15.4%
Forex dealing	125	107	+ 18	+ 16.8%
Other services	101	88	+ 13	+ 14.8%
Total	**2,128**	**1,755**	**+ 373**	**+ 21.3%**

All components of commissions for asset management and administration services rose, especially commissions from investment funds (€616 million, up 35.1%) tied to the increase in

deposits and assets under management in the principal markets (Italy, Germany and Austria), *commissions on segregated accounts* (€61 million, up 144%), sustained by the launch of two highly customised lines in UniCredit, and commissions for the placement of insurance products, especially by HVB.

Commissions on trades, placements and other securities services, totalling over all €374 million (up 26.4% over Q1 2005), were especially supported by the activity of the Group HVB.

Commissions from other business sectors also grew by 9.5%, totalling €949 million. In particular, this item includes a marked increase in fees for collection and payment services (up 15.4%), in both "pre-combination" UniCredit and the HVB Group, and those related to currency trading (up 16.8%), in particular thanks to foreign exchange trading in HVB (up 19.8%). On the other hand, the increase in fees on current accounts, guarantees and loans (up 3.2%) was due to "pre-combination" UniCredit (up 5.6%).

Assets under management by the Group's asset management companies reached €232 billion, an increase of 3.8% over the end of 2005. In greater detail, Pioneer's AUM grew by 3.6% in Q1, the most dynamic growth being recorded by its International (up 35%) and New Europe (up 4.1%) divisions, while HVB's AUM (not including BA CA) grew by 4.5% and BA CA's expanded by 4%.

OTHER COMPONENTS OF TOTAL REVENUES

Net trading, hedging and fair value income totalled €666 million in Q1 2006, an increase of 13.7% compared to the corresponding period of the previous year (up 6.7% at constant exchange rates and on an equivalent basis), thanks to the excellent results achieved by the HVB Group, the highest in its history, which more than offset the reduction seen in "pre-combination" UniCredit (down 33.6%).

(€ million)

NET TRADING, HEDGING AND FAIR VALUE INCOME

	Q1 2006	2005 PRO-FORMA		CHANGE OVER Q1 05		CHANGE OVER Q1 05 - ADJUSTED[1]	
		Q 4	Q 1	AMOUNT	PERCENT	AMOUNT	PERCENT
UniCredit excluding HVB Group	204	95	307	- 103	- 33.6%	- 103	- 33.6%
HVB Group	461	162	279	+ 182	+ 65.2%	+ 141	+ 50.5%
of which: BA-CA Group	*166*	*62*	*84*	*+ 82*	*+ 97.6%*	*+ 77*	*+ 91.7%*
Consolidation adjustments	1	-	-	+ 1	n.s.	+ 1	n.s.
Total	**666**	**257**	**586**	**+ 80**	**+ 13.7%**	**+ 39**	**+ 6.7%**

1. Adjusted for first-time consolidation effects and exchange differences.

The results of the HVB Group, as well as those of the BA-CA Group, benefited from favourable conditions in the capital markets, with an increase in all areas of business, recording significant

growth both in the equity area and interest and exchange rate derivatives. More than half of the fall in the UniCredit Group not including HVB was due to modifications in the procedure for booking changes in the fair value of the call option issued on behalf of Assicurazioni Generali and the shares of Assicurazioni Generali classified among financial assets available for sale. An increase of the list price of the security in question caused a negative change in the fair value of the call option amounting to about €57 million, which affected the income statement for the quarter, while the revaluation of the investment, €72 million since the beginning of the year, was temporarily imputed to equity until actual realisation. Overall, capital gains accruing to the Generali share as of 31 March 2006 totalled €398 million.

The reduction in net trading, hedging and fair value income was *inter alia* due to a fall in the sales of derivatives to corporate and institutional customers, as well as a lower (by about €23 million) contribution from the New Europe Division.

Other net income was €91 million, up €85 million over Q1 2005, of which €65 referred to the HVB Group.

OPERATING COSTS

Operating costs, €3,295 million for the quarter, grew by 6.4% compared to Q1 2005, but by a modest 2.5% net of foreign exchange effects and on an equivalent basis. Within this item, UniCredit not including HVB accounted for €1,576 million (up 5.7% at constant exchange rates and on an equivalent basis) while the HVB Group (€1,701 million) recorded a slight drop (down 0.4% also on a consistent basis).

(€ million)

OPERATING COSTS

	Q1 2006	2005 PRO-FORMA		CHANGE OVER Q1 05		CHANGE OVER Q1 05 - ADJUSTED[1]	
		Q 4	Q 1	AMOUNT	PERCENT	AMOUNT	PERCENT
UniCredit excluding HVB Group	-1,576	-1,595	-1,469	- 107	+ 7.3%	- 84	+ 5.7%
HVB Group	-1,701	-1,733	-1,610	- 91	+ 5.7%	+ 7	- 0.4%
of which: BA-CA Group	*-699*	*-719*	*-643*	*- 56*	*+ 8.7%*	*- 7*	*+ 1.1%*
Consolidation adjustments	-18	-18	-18	-	-	-	-
Total	**-3,295**	**-3,346**	**-3,097**	**- 198**	**+ 6.4%**	**- 77**	**+ 2.5%**

1. Adjusted for first-time consolidation effects and exchange differences.

Payroll (€1,931 million, up 3.8% net of foreign exchange effects and on an equivalent basis) recorded an increase that was due to UniCredit not including HVB (€955 million, up 4.0% compared to Q1 2005, at constant exchange rates and on an equivalent basis) and to the HVB Group (€976 million, up 3.7% also on a consistent basis) the cost increases being linked to performance bonus payments. The increase in pre-combination UniCredit payroll was strongest in the New Europe

NUMBER OF EMPLOYEES[1]	31.03.2006	31.12.2005 PRO-FORMA[2]	CHANGE OVER 31.12.2005	31.03.2005	CHANGE OVER 31.03.2005
Retail	23,319	23,565	- 246	23,853	- 534
Corporate Banking	4,522	4,522	-	4,563	- 41
Investment Banking	670	679	- 9	733	- 63
Private Banking and Asset Management	3,441	3,443	- 2	3,441	-
New Europe	32,142	32,264	- 122	32,311	- 169
Parent Company and other subsidiaries	7,055	6,997	+ 58	6,973	+ 82
Total (not including HVB)	**71,149**	**71,470**	**- 321**	**71,874**	**- 725**
HVB Group	62,719	62,665	+ 54	n.a.	n.a.
Total	**133,868**	**134,135**	**- 267**	**71,874**	**- 725**

1. "Full time equivalent". Koç Group (including Yapi) is consolidated proportionally.
2. HVB Group figures have been adjusted to reflect Q1 changes in the area of consolidation.

Division, given higher average inflation levels compared to the rest of the Group, where the increase was mainly due to the national collective bargaining contract and to the variable component, the effects of which more than offset the positive effects of staff reductions.

All other operating costs, totalling €1,364 million, recorded a slight increase at constant exchange rates and on an equivalent basis (up 0.6%), thanks to the reduction in the HVB Group (down 5.6%, resulting from unchanged other administrative expenses and a sharp reduction in amortisation), which neutralised the growth recorded by pre-combination UniCredit (up 8.8%).

The ratio of operating costs to total revenues fell by as much as 4.5%, ie, from 59.8% for Q1 2005, to 55.3% this year. This reduction, given an unchanged 54.2% cost/income ratio in pre-combination UniCredit, was due to a strong improvement by the HVB Group (from 65.7% to 56.2% in 12 months).

NET PROFIT

The increase in operating profit compared to Q1 2005 was attenuated by the aggregate change in profits from investments, provisions for risks and charges and net write-downs of loans; compared to Q1 2005, these changes caused a smaller step increase of €146 million (ie, the difference between profit before tax of €434 million and operating profit of €580 million).

NET INCOME FROM INVESTMENTS

Net income from investments totalled €176 million, compared to €282 million in Q1 2005 pro-forma, which included capital gains of about €200 million on the sale of the investment in the *Serenissima* motorway company (Autostrada Brescia-Verona-Vicenza-Padova SpA).
The contribution of the UniCredit Group not including HVB to the results for the quarter totalled €138

million and included income of €80 million from the sale of stakes in the Cuneo Province Casse (savings banks). In the first quarter the shares of Immobiliare Lombarda (3.25%) were also sold, as were a part (0.23%) of those of IKB Deutsche Industriebank held by the Parent Company, giving a total capital gain of some €11 million.
UniCredit Banca d'Impresa also sold its holdings in Immobiliare Lombarda (5.76%) at a capital gain of about €11 million.

The HVB Group's income from investments of €99 million included capital gains of €55 million which HVB realised on the sale of a part-stake in Babcock & Brown and €6 million realised by BA CA from the sale of a part-stake in Wienerberger AKT.O.N. These capital gains were adjusted by a total of €61 million to take into account their carrying value in the first-time consolidation balance sheet of the UniCredit Group.

PROVISIONS FOR RISKS AND CHARGES

Provisions for risks and charges totalled €63 million at the end of March, compared to €71 million for Q1 2005. The provisions were due to pre-combination UniCredit Group as to €39 million, in particular more than two-thirds to the Retail and Corporate Divisions mainly for lawsuits in progress and claims, and, as to €24 million, to the HVB Group.

NET WRITE-DOWNS OF LOANS - CREDIT QUALITY

Net write-downs of loans totalled €561 million, compared to €513 million in Q1 2005 (up 9.4%), but down by €122 million compared to Q4 2005. The increase over Q1 2005 was due to pre-combination UniCredit, in particular to the Retail Division and to a lesser extent the Corporate Banking Division. Meanwhile, after a spike in the fourth quarter, the HVB Group has returned to normal levels, showing a slight improvement in write-downs net of exchange differences and changes to its scope of consolidation.

(€ million)

NET WRITE-DOWNS OF LOANS

	Q1 2006	2005 PRO-FORMA		CHANGE OVER Q1 05		CHANGE OVER Q1 05 - ADJUSTED[1]	
		Q 4	Q 1	AMOUNT	PERCENT	AMOUNT	PERCENT
UniCredit excluding HVB Group	-239	-323	-196	- 43	+ 21.9%	- 41	+ 20.9%
HVB Group	-322	-507	-317	- 5	+ 1.6%	+ 9	- 2.8%
of which: BA-CA Group	*-108*	*-125*	*-103*	*- 5*	*+ 4.9%*	*+ 2*	*- 1.9%*
Consolidation adjustments	-	147	-	-	-	-	-
Total	**-561**	**-683**	**-513**	**- 48**	**+ 9.4%**	**- 32**	**+ 6.2%**

1. Adjusted for first-time consolidation effects and exchange differences.

As for the change in credit quality, an overall improvement was recorded compared to the situation at the end of 2005, with a reduction in the total of impaired loans on the books of 3%.

This reduction was common to both pre-combination UniCredit (down 2.9%) and the HVB Group (down 3.0%).

At the end of March 2006, impaired customer loans totalled €17,614 million in carrying value, which was 4.15% on total customer loans, a reduction of 4.26% from the end of 2005. The carrying value is the result of a face value of €35,001 million, equal to 7.89% of the total loans at face value (8.04% in December), net of write-downs of €17,387 million, with coverage of 49.7%. Write-downs of the performing loans totalling €1,674 million, equal to 0.41% of the corresponding gross loans (0.42% at the end of the previous accounting year) are to be added to the non-performing provisions.

(€ million)

IMPAIRED LOANS TO CUSTOMERS (by type)

	NON-PERFORMING LOANS	DOUBTFUL LOANS	TOTAL	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS
As at 31.03.2006						
Face value	17,861	14,800	32,661	543	1,797	**35,001**
as a percentage of total loans	*4.03%*	*3.34%*	*7.37%*	*0.12%*	*0.41%*	***7.89%***
Write-downs	10,953	6,255	17,208	69	110	**17,387**
as a percentage of face value	*61.3%*	*42.3%*	*52.7%*	*12.7%*	*6.1%*	***49.7%***
Carrying value	6,908	8,545	15,453	474	1,687	**17,614**
as a percentage of total loans	*1.63%*	*2.01%*	*3.64%*	*0.11%*	*0.40%*	***4.15%***
As at 31.12.2005						
Face value	17,105	15,705	32,810	491	2,554	**35,855**
as a percentage of total loans	*3.84%*	*3.52%*	*7.36%*	*0.11%*	*0.57%*	***8.04%***
Write-downs	10,244	6,763	17,007	72	622	**17,701**
as a percentage of face value	*59.9%*	*43.1%*	*51.8%*	*14.7%*	*24.4%*	***49.4%***
Carrying value	6,861	8,942	15,803	419	1,932	**18,154**
as a percentage of total loans	*1.61%*	*2.10%*	*3.70%*	*0.10%*	*0.45%*	***4.26%***

As one can see from the table, non-performing loans and doubtful loans fell overall to 3.64% of carrying value (from 3.70% at end-2005) while face values were practically unchanged, thanks to an improved coverage ratio. Doubtful loans fell from 2.10% to 2.01% of carrying value, while non-performing loans rose slightly, from 1.61% to 1.63% of carrying value.

Finally, below is a breakdown of all impaired loans to customers of UniCredit (not including HVB) by Division and of the HVB Group, as well as a comparison to end-2005. The ratio of total impaired loans to total customer loans was down for all divisions, at both carrying value and face value.

(€ million)

IMPAIRED LOANS TO CUSTOMERS - UniCredit (excl. HVB) by Division and HVB Group

	RETAIL	CORPORATE BANKING	NEW EUROPE	OTHER SUBSIDIARIES	TOTAL EXCL. HVB GROUP	HVB GROUP	CONSOLIDATED TOTAL
As at 31.03.2006							
Face value	4,491	3,088	3,478	110	11,167	23,834	**35,001**
as a percentage of total loans	*6.74%*	*4.23%*	*14.62%*	*0.72%*	*6.62%*	*8.79%*	***7.89%***
Write-downs	2,239	1,185	2,528	95	6,047	11,340	**17,387**
as a percentage of face value	*49.9%*	*38.4%*	*72.7%*	*86.4%*	*54.2%*	*47.6%*	***49.7%***
Carrying value	2,252	1,903	950	15	5,120	12,494	**17,614**
as a percentage of total loans	*3.51%*	*2.67%*	*4.52%*	*0.10%*	*3.17%*	*4.82%*	***4.15%***
As at 31.12.2005							
Face value	4,501	3,080	3,543	113	11,237	24,618	**35,855**
as a percentage of total loans	*6.92%*	*4.25%*	*14.99%*	*0.67%*	*6.71%*	*8.96%*	***8.04%***
Write-downs	2,166	1,179	2,522	95	5,962	11,739	**17,701**
as a percentage of face value	*48.1%*	*38.3%*	*71.2%*	*84.1%*	*53.1%*	*47.7%*	***49.4%***
Carrying value	2,335	1,901	1,021	18	5,275	12,879	**18,154**
as a percentage of total loans	*3.73%*	*2.68%*	*4.89%*	*0.11%*	*3.29%*	*4.91%*	***4.26%***

PROFIT BEFORE TAX

Profit before tax for the first quarter was €2,212 million, an increase of 24.4% over Q1 2005, entirely attributable to the HVB Group.

Income tax for the period of €691 million recorded an increase of 30.9% over Q1 2005, and was 31.2% of profit before tax, an increase over the 30.6% for the financial year 2005. Net profit was therefore €1,521 million (up 21.7%).

PROFIT (LOSS) FOR THE PERIOD

Non-current assets and disposal groups classified as held for sale contributed to net profit with results of €23 million. Thus, profit for the period totalled €1,544 million (up 23.4% over Q1 2005 and 16.1% at constant exchange rates and on an equivalent basis) and the figure was practically equally divided between "pre-combination" UniCredit and HVB (€806 million from UniCredit and €798 million from HVB Group).

(€ million)

PROFIT (LOSS) FOR THE PERIOD

	Q1 2006	2005 PRO-FORMA		CHANGE OVER Q1 05		CHANGE OVER Q1 05 - ADJUSTED[1]	
		Q 4	Q 1	AMOUNT	PERCENT	AMOUNT	PERCENT
UniCredit excluding HVB Group	806	393	848	- 42	- 5.0%	- 52	- 6.1%
HVB Group	798	-156	405	+ 393	+ 97.0%	+ 312	+ 77.0%
of which: BA-CA Group	*341*	*180*	*228*	*+ 113*	*+ 49.6%*	*+ 103*	*+ 45.2%*
Consolidation adjustments	-60	180	-2	- 58	n.s.	- 58	n.s.
Total	**1,544**	**417**	**1,251**	**+ 293**	**+ 23.4%**	**+ 202**	**+ 16.1%**

1. Adjusted for first-time consolidation effects and exchange differences.

Minorities for the first quarter totalled €187 million, compared to €123 million for Q1 2005 pro-forma, which included the earnings of Yapi Kredi before acquisition (€25 million). Their actual increase was therefore €89 million, which included €76 million due to HVB group minorities, net of BA CA shares held directly, and €12 million to Pekao minorities.

Therefore, net profit attributable to the Group totalled €1,357 million, an increase of €229 million or 20.3% over Q1 2005 pro-forma, and of €580 million compared to the net profit actually achieved in that period (€777 million) under IFRS.

Retail Division

The Retail Division (pre-HVB combination) comprises UniCredit Banca and the specialist banks UniCredit Clarima Banca, operating in consumer credit products and credit cards, UniCredit Banca per la Casa, active in mortgage lending activities for home purchases, and UniCredit Assicura, an insurance broker.

The Division closed the first quarter of 2006 with a net profit of €183 million, an improvement on both the last quarter of 2005 (where the figure was €122 million, excluding the provision for end-of-year separation bonuses) and the first quarter of 2005 (€169 million).

(€ million)

PROFIT AND LOSS ACCOUNT

RETAIL DIVISION	Q1 2006	2005 PRO-FORMA		CHANGE OVER Q1 2005	
		Q4	Q1	P&L	PERCENT
Net interest income	672	654	607	+ 65	+ 10.7%
Net fees and commissions	488	457	480	+ 8	+ 1.7%
Other net income	3	11	-2	+ 5	n.s.
Total revenues	**1,163**	**1,122**	**1,085**	**+ 78**	**+ 7.2%**
Payroll costs	-393	-393	-401	+ 8	- 2.0%
Other expenses, amortisation and depreciation	-302	-279	-294	- 8	+ 2.7%
Operating costs	**-695**	**-672**	**-695**	**-**	**-**
OPERATING PROFIT	**468**	**450**	**390**	**+ 78**	**+ 20.0%**
Net write-downs of loans	-117	-175	-80	- 37	+ 46.3%
Restructuring costs	-	-85	-	-	-
Provisions and other items	-17	-21	-10	- 7	+ 70.0%
PROFIT BEFORE TAX	**334**	**169**	**300**	**+ 34**	**+ 11.3%**
Income tax for the period	-151	-106	-130	- 21	+ 16.2%
NET PROFIT FOR THE PERIOD	**183**	**63**	**170**	**+ 13**	**+ 7.6%**

PROFITABILITY RATIO

Cost/Income	**59.8%**	**59.9%**	**64.1%**

The Division returned net interest income of €672 million, including the profits of the companies valued at net equity (€16 million for the quarter). Net of this item, the figure would be €656 million, €14 million more than the fourth quarter of 2005, even though the first quarter of the year was penalised by having two days less of interest accruing (with an impact of some €8 million on the income statement), and €53 million or 8.8% better than the corresponding quarter of last year. This growth, which also benefited from the rise in interest rates (Euribor at 1 month averaged

2.53% in the first quarter of 2006, as against 2.28% in the previous quarter and 2.13% in the first quarter of 2005), was supported by growing business volume. At the end of March, customer loans amounted to €64,149 million, a growth of 2.5% for the quarter and 14% year-on-year. Medium and long term loans turned in a strong performance in the first quarter of the year: over €2.3 billion in loans and mortgages to households, while new personal loans of €450 million were made. Direct deposits reached €78,717 million (up 1.0% from start of the year, up 16% up on March 2005); of this total more than €49,000 million were deposits from customers, an increase of more than €4.2 billion compared to the same period a year ago.

(€ million)

MAIN BALANCE SHEET ITEMS

	AMOUNTS AS AT			CHANGE OVER	
RETAIL DIVISION	**31.03.2006**	**31.12.2005**	**31.03.2005**	**31.12.2005**	**31.03.2005**
Loans and receivables with customers	**64,149**	**62,572**	**56,266**	**+ 2.5%**	**+ 14.0%**
Direct and Indirect Deposits	**192,231**	**190,533**	**176,241**	**+ 0.9%**	**+ 9.1%**
Direct deposits[1]	78,717	77,954	67,883	+ 1.0%	+ 16.0%
Indirect deposits	113,514	112,579	108,358	+ 0.8%	+ 4.8%
In administration	*52,662*	*51,941*	*53,827*	*+ 1.4%*	*- 2.2%*
Under management	*60,852*	*60,638*	*54,531*	*+ 0.4%*	*+ 11.6%*

1. Subordinated debt included.

Net fees and commissions in the quarter were €488 million (€31 million more than for the fourth quarter of 2005, €8 million more than in the first quarter). This growth was driven mainly by sales of asset management products (segregated accounts in FocusInvest funds and Bancassurance), and also by higher management fees and the contribution of consumer credit products (Clarima). The positive net profit achieved in the quarter is also due to the sound performance of indirect deposits which totalled €113.5 billion at the end of March, an increase of 0.8% since the start of the year and 4.8% compared to March 2005. Assets under management (€60.9 billion at 31/3/06) has grown by 0.4% since the start of the year and by 11.6% compared to the first quarter of 2005 mainly through the contributions of the products mentioned above, whereas the administered component rose to €52.7 billion (up 1.4% in the quarter compared to a shrinkage of 2.2% in the first quarter of 2005).
Total revenues in the first quarter, taking other net income of €3 million into account, were €1,163 million, an improvement of €41 million on the fourth quarter of 2005 and €78 million on the same period of 2005 (up 7.2%).

Operating costs totalled €695 million at the end of March, unchanged from the same period of the prior year.

Payroll costs at €393 million in the quarter, on a par with the fourth quarter of 2005, down by €8 million (or 2%) from the first quarter of 2005, benefiting from the workforce reduction plan (a

reduction of 534 units on an annualised basis) and the lower charge for the incentive system, more than offsetting the greater impact of the renewal of the national collective bargaining contract.

Other administrative expenses and depreciation (€302 million at 31 March 2006) show an increase of €8 million compared to the first quarter of 2005 (up by 2.7%), largely attributable to Clarima in respect of intra-group expenses and charges relating to the development of the credit card business. Thus, operating profit was €468 million, which was up by 4% on the last quarter of 2005 and by 20% on the first quarter of 2005. The Division's cost/income ratio reached 59.8% at the end of March 2006, practically unchanged from the fourth quarter of 2005, but a big improvement on the March 2005 figure (64.1%).

Net provisions and write-downs in the quarter totalled €134 million, including €17 million relating to provisions for risks and charges and €117 million relating to net write-downs of loans. The latter recorded opposite trends to the 2005 quarters against which the comparison is being made:

- compared to the last quarter of 2005, net write-downs of loans show a reduction of €58 million, relating mainly to UniCredit Banca and due to the marked effects of risk classification criteria - which were initiated in the last quarter of 2005 - for impaired loans, on the basis of the time elapsed and the fact that the latter had remained stationary;
- compared to the first quarter of 2005, the €37 million increase (€80 million in net write-downs of loans in the period) may be attributed partly to UniCredit Banca (€20 million) due to the mentioned markedly prudential assessment procedures implemented in the fourth quarter of 2005, and partly to Clarima (some €15 million), in connection with the increase in the risk of the portfolio of newly issued loans (2005).

Net profit of the Retail Division stands at €183 million, after income tax of €151 million (tax rate for the period 45.2%, as against 43.3% in the first quarter of 2005, mainly because in March 2005 it was still possible to deduct write-downs of loans from IRAP [Italian regional tax on productive activity] under the then-prevailing tax rules).

As at 31 March 2006 the Retail Division employed 23,319 people (246 less than at year-end, 534 less than in March 2005) and had a sales network of 2,619 branches (9 less than at end-2005, 122 down from March 2005).

Corporate Banking Division

With uncertainty still surrounding the timing and size of a real economic recovery in the current economic climate, UniCredit's Corporate Division (considering the old scope of consolidation) closed the first three months of 2006 with total revenues of €597 million, an improvement of 5.3% on the €567 million for the corresponding period of 2005. The most significant contribution was made by UniCredit Banca d'Impresa, with a total of €497 million, up by 2.3% on 31 March 2005. Regarding earnings in the leasing sector, Locat's total revenues in the first three months of 2006 were €71 million, up by 10.4% year-on-year. The Division returned net interest income in the first three months of 2006 of €413 million, a 3.3% improvement on the €400 million in the corresponding period of the previous year, thanks to a favourable performance from loans made by the Division overall. UniCredit Banca d'Impresa recorded revenues of €355 million, a year-on-year increase of 4.8% (net of dividends received in the first quarter 2005).

(€ million)

PROFIT AND LOSS ACCOUNT

CORPORATE BANKING DIVISION	Q1 2006	2005 PRO-FORMA Q4	2005 PRO-FORMA Q1	CHANGE OVER Q1 2005 P&L	CHANGE OVER Q1 2005 PERCENT
Net interest income	413	430	400	+ 13	+ 3.3%
Net trading, hedging and fair value income	30	-17	44	- 14	- 31.8%
Commissions and other net income	154	136	123	+ 31	+ 25.2%
Total revenues	**597**	**549**	**567**	**+ 30**	**+ 5.3%**
Payroll costs	-93	-90	-95	+ 2	- 2.1%
Other expenses, amortisation and depreciation	-94	-86	-83	- 11	+ 13.3%
Operating costs	**-187**	**-176**	**-178**	**- 9**	**+ 5.1%**
OPERATING PROFIT	**410**	**373**	**389**	**+ 21**	**+ 5.4%**
Net write-downs of loans	-87	-118	-74	- 13	+ 17.6%
Restructuring costs	-	-27	-	-	-
Provisions and other items	3	-6	-24	+ 27	n.s.
PROFIT BEFORE TAX	**326**	**222**	**291**	**+ 35**	**+ 12.0%**
Income tax for the period	-134	-100	-121	- 13	+ 10.7%
NET PROFIT FOR THE PERIOD	**192**	**122**	**170**	**+ 22**	**+ 12.9%**

PROFITABILITY RATIO

Cost/Income	**31.3%**	**32.1%**	**31.4%**

The tightening of spreads which affected the division and the reduced need for interest and exchange rate hedging derivatives by corporates were offset by marked growth in lending accompanied by the offer of high quality services, which boosted commission income on the one hand, and favoured cost reductions on the other, due to increased customer use of online services.

Net interest income was boosted by lending, which totalled €71,225 million at the end of March 2006, showing growth of 8.6% over €65,557 million at end-March 2005. Loans to UniCredit Banca d'Impresa customers in particular grew by 5.5%, reaching a total of €58,963 million: this growth was mainly driven by medium and long-term lending.

There was also a good performance from Locat leases, the first quarter of 2006 closing with volumes up by 27.9% to €11,055 million, compared with €8,646 million in the same period in 2005. Trend in individual sectors again showed good growth in Property (up by 19.8%), while there was also a positive trend in Equipment (up by 20.7%) and Aerospace (up by 47.6%), and somewhat less rapid in Motor vehicles (up by 8%). The bank's business performance shows faster growth of loans than the market average (up by 27.3%) and a market share of 11.1% that betters that of the corresponding period of 2005 (10.5%). As for individual Company areas, compared with the market, growth in the Equipment area was slightly lower (up by 18.9%) but Aerospace (up by 88.4%), Motor vehicles (up by 15.96%) and Property (up by 20.5%) turned in better performances.

Direct deposits grew by 35.6% on the previous year, rising from €21,052 to €28,552 million. Here the growth was driven by debt securities in issue, which rose from €5,816 to €11,593 million (up by 99.3%).

(€ million)

MAIN BALANCE SHEET ITEMS

	AMOUNTS AS AT			CHANGE OVER	
CORPORATE BANKING DIVISION	31.03.2006	31.12.2005	31.03.2005	31.12.2005	31.03.2005
Loans and receivables with customers	**71,225**	**70,822**	**65,557**	**+ 0.6%**	**+ 8.6%**
- UniCredit Banca d'Impresa	58,963	58,402	55,870	+ 1.0%	+ 5.5%
- Locat	11,055	10,904	8,646	+ 1.4%	+ 27.9%
- UniCredit Factoring	1,577	1,929	1,620	- 18.2%	- 2.7%
- Other companies and infradivisional eliminations	-370	-413	-579	n.s.	n.s.
Direct customer deposits	**28,552**	**27,128**	**21,052**	**+ 5.2%**	**+ 35.6%**
Deposits from customers	16,959	16,959	15,236	-	+ 11.3%
Debt securities in issue	11,593	10,169	5,816	+ 14.0%	+ 99.3%

Trading profits overall in Q1 2006 were about €30 million, down from the Q1 2005, but better than the previous quarter. The drop in revenues from trading was effectively offset by a business policy aimed at developing other customer service areas, which generated commission income of €154 million, representing growth of 25.2% over €123 million in Q1 2005. This performance is mainly attributable to UniCredit Banca d'Impresa, which returned a year-on-year growth figure of about €113 million, or 19.2%, largely thanks to the contribution from corporate finance and foreign services.

Operating costs rose by 5.1%, from €178 million in Q1 2005 to €187 million for the first three months of 2006. The increase largely refers to UniCredit Banca d'Impresa, which recorded a rise of €5 million in total administrative expenses, in connection with the planning process currently under implementation and the bank's increased operations. Payroll costs fell by 2.1% year-on-year. The cost/income ratio remained outstanding (31.3%).

Operating profit stood at €410 million, an increase of 5.4% on the €389 million to March 2005, thanks mainly to a good performance from total revenues.

Profit before tax on continuing operations reached €326 million at end-March 2006, growth of 12% with respect to the €291 million for Q1 2005, thanks also to net gains on investments.

Net profit for the Division for the first three months of 2006 therefore reached €192 million, a 12.9% increase on the €170 million for Q1 2005. Profit at UniCredit Banca d'Impresa rose from €156 to €164 million, an increase of 5%. Locat improved by 10.9% and closed the quarter with profit of €23.6 million

Investment Banking Division

Within the context of the UniCredit Group prior to the merger with HVB, the Investment Banking Division comprised UniCredit Banca Mobiliare (UBM) and TLX SpA.

The Division's net profit for the quarter was €64 million. This represents a reduction of 31% from the corresponding period of 2005 and reflects a fall in total revenues.

(€ million)

PROFIT AND LOSS ACCOUNT

INVESTMENT BANKING DIVISION	Q1 2006	2005 PRO-FORMA		CHANGE OVER Q1 2005	
		Q4	Q1	P&L	PERCENT
Net interest income	-11	-5	-12	+ 1	n.s.
Net trading, hedging and fair value income	156	140	185	- 29	- 15.7%
Commissions and other net income	16	27	37	- 21	- 56.8%
Total revenues	**161**	**162**	**210**	**- 49**	**- 23.3%**
Payroll costs	-32	-40	-31	- 1	+ 3.2%
Other expenses, amortisation and depreciation	-22	-29	-26	+ 4	- 15.4%
Operating costs	**-54**	**-69**	**-57**	**+ 3**	**- 5.3%**
OPERATING PROFIT	**107**	**93**	**153**	**- 46**	**- 30.1%**
Write-downs and provisions	-1	-	-	- 1	n.s.
PROFIT BEFORE TAX	**106**	**93**	**153**	**- 47**	**- 30.7%**
Income tax for the period	-42	-31	-60	+ 18	- 30.0%
NET PROFIT FOR THE PERIOD	**64**	**62**	**93**	**- 29**	**- 31.2%**

PROFITABILITY RATIO

Cost/Income	**33.5%**	**42.6%**	**27.1%**

For a commentary on revenue and the changes from Q1 2005, it is useful to refer to the table below which gives a breakdown of UBM's operating income, and takes account of the contribution of subsidiary companies and certain minor reclassifications.

UBM's revenues amounted to €161 million, a fall of 21% compared with the same period in 2005.

The result for the first quarter was significantly influenced by the contribution of the London branch, where a major project was initiated for the international expansion of the bank's business and should have contributed significantly to revenues.

This project is currently under review with regard to overall strategy, as part of the redefinition of the business model following the combination with HVB, and this is causing a marked slackening of results relative to projections.

Investment Banking results (€23 million) are, of their nature, characterised by discontinuous and irregular revenue streams. In particular, in contrast to the beginning of 2005, which was marked by transactions of extraordinary size in Corporate Finance and Equity Capital Markets, in 2006 it is expected that the most important transactions will occur during the second quarter and in the second half of the year.

Among the most significant transactions in the Capital Markets during the quarter was the issuing of a 7-year Eurobond by Fiat for a total of €1 billion and, on the equity side, the Actelios capital increase for a total of €250 million.

With regard to the results of sales activities, down by some 30% compared with the same period 2005, the sale of derivatives to institutional clients saw lower demand for instruments to hedge bonds and index-linked insurance products.

(€ million)

UBM - TOTAL REVENUES BY BUSINESS AREA

	Q1		
	2006	**2005**	**CHANGE**
TRADING	**81.0**	**81.4**	**-0.4%**
Fixed Income Trading Area	9.9	16.6	-40.2%
IRD, FX & Commodity Trading Area	33.5	42.1	-20.4%
Equity Trading Area	37.6	22.7	+ 65.8%
SALES	**56.9**	**80.8**	**-29.6%**
Sales & Structuring Area	50.2	74.2	-32.4%
Equity Area	6.8	6.7	+ 1.6%
INVESTMENT BANKING	**23.2**	**40.6**	**-42.8%**
Structured Finance & Syndication Area	8.0	20.0	-60.2%
Capital Markets	5.1	15.2	-66.5%
M&A	2.0	0.7	+ 191.9%
Corporate Financial Risk Management	3.5	2.2	+ 58.0%
P.A. & F.I. Origination	4.1	2.5	+ 66.0%
ABS	0.5	..	n.s.
UBM TOTAL REVENUES	**161.1**	**202.8**	**-20.5%**
Reclassification effects	-0.2	3.8	
Contribution of subsidiaries	0.1	3.0	
TOTAL REVENUES	**161.0**	**209.6**	**-23.2%**

Revenues generated by the Equity Sales area during the first quarter of 2006 amounted to €7 million, up by 2% on the same period 2005.

Trading income in the first quarter of 2006 was practically unchanged from the first quarter of 2005, although with a different contribution from the Areas to the overall result: a 65% increase in the revenues from the Equity Area (€37.6 million compared with €22.7 million), offset a 20.4% reduction in the IR, FX & Commodity Area (€33.5 million compared with €42.1 million) and a 40.2% reduction in the Fixed Income Area (€9.9 million compared with €16.6 million).

The positive results of the Equity Trading Area are attributable to the favourable market performance, and particularly to a reduced correlation between shares as well as favourable skews on the world's principal share indices. In addition, given the high non-linearity of the positions, it was necessary to carry out continual rehedging transactions where there were opportunities to extract value from the market.

The Interest Rate, FX and Commodity Trading Area suffered from a strong reduction in flows deriving from bond issue hedging. The reduction in volumes, both retail and institutional, was partly offset by increased trading activity which produced positive revenue results.

The cost/income ratio for the Division increased to 33.5% compared with 27.1% in the first quarter of 2005, mainly due to lower revenue. Total operating costs were down by €3 million (down by 5.3%), despite the fact that no costs were incurred in the first quarter of 2005 in relation to the international expansion project.

The workforce at 31 March 2006, in full time equivalent terms, numbered 670 people, down by 63 from March 2005.

Private Banking and Asset Management Division

At 31 March 2006 financial investments under management and administration in the Private Banking and Asset Management Division (not including HVB) totalled some €217 billion, including some €3.2 billion generated by investment of the cash collateral relating to Pioneer International's securities lending business (completed during the month of March). These figures represent an increase of 3.6% since the start of the year and 20.4% over Q1 2005.

The increase in volumes managed is due both to the positive performance of the markets and a positive net funds inflow since the start of the year, which was achieved by all the Division's subsidiaries.

(€ million)

KEY FIGURES

	AS AT			CHANGE OVER	
PRIVATE BANKING AND ASSET MANAGEMENT DIVISION	**31.03.2006**	**31.12.2005**	**31.03.2005**	**31.12.2005**	**31.03.2005**
TOTAL DIRECT AND INDIRECT DEPOSITS	**216,900**	**209,400**	**180,100**	**+ 3.6%**	**+ 20.4%**
UNICREDIT PRIVATE BANKING					
Clients' total assets under administration[1]	55,743	54,269	47,182	+ 2.7%	+ 18.1%
No. of Client Managers	604	593	574	+ 11	+ 30
Clients' total assets per Client Manager	92.3	91.5	82.2	+ 0.8%	+ 12.3%
UNICREDIT XELION BANCA					
Clients' total assets under administration[2]	15,214	14,797	12,584	+ 2.8%	+ 20.9%
No. of Financial Studios[3]	108	114	101	- 6	+ 7
No. of Financial Consultants	1,956	1,967	1,890	- 11	+ 66
Clients' total assets per Financial Consultant	7.8	7.5	6.7	+ 4.0%	+ 16.4%
PIONEER INVESTMENTS					
Assets under management	164,198	158,553	135,728	+ 3.6%	+ 21.0%
- Italy	*109,546*	*108,241*	*96,580*	*+ 1.2%*	*+ 13.4%*
- United States	*33,088*	*32,981*	*25,913*	*+ 0.3%*	*+ 27.7%*
- Other International markets	*15,439*	*11,449*	*8,877*	*+ 34.9%*	*+ 73.9%*
- New Markets	*6,124*	*5,882*	*4,358*	*+ 4.1%*	*+ 40.5%*

1. March 2005 figure is restated to take into account the effects of the absorption of the private banking business of Banca dell'Umbria and Cassa Risparmio Carpi.
2. Source: Assoreti. The calculation method changed in 2006.
3. These are street-level premises, with display windows and prestigious furnishing. At the end of March 2006 there were 247 upper-level consultants offices.

To be specific:

- Pioneer recorded a net funds inflow of some €898 million, €636 million of which in Italy alone, thus confirming its standing as the second largest asset manager in the Italian mutual funds market, with a market share of 15.28% (calculated using the new Assogestioni criteria in force since 2006 which include foreign-law funds);

- UniCredit Private Banking continued its asset reconfiguration and achieved net managed deposits of over €730 million (a rise of 45% over the previous quarter and more than triple the equivalent prior year figure) with a significant contribution from segregated accounts (€1,138 million). The impact of assets under management increased accordingly (48%, net of extraordinary transactions, compared to 47.4% at end 2005) but it was on segregated accounts, which rose from 25.4% to 27.1% of the total in only three months, that the impact was greatest. Total net deposits, despite being impacted by seasonal factors, came to €320 million, a 23% improvement on the equivalent period last year.
- UniCredit Xelion Banca ("Xelion") returned total net deposits of €638 million, €441 million of which under management, representing a growth of 40% over the prior year and thereby confirming its leadership position in the sector in Italy (Assoreti data).

The mix of financial investments continues to improve, with assets under management now counting for about 80%, slightly bettering the figure at end December 2005 by some 20 basis points.

With regard to income, the Division ended the first quarter of 2006 with net profits of €137 million, representing an increase of 44% over the prior year (up €42 million) and 28% over the previous quarter (up €30 million). Operating profit totalled €189 million and also rose significantly, by 48% over the prior year and 19% over the previous quarter.

The main components are as follows:

(€ million)

PROFIT AND LOSS ACCOUNT

		2005 PRO-FORMA		CHANGE OVER Q1 2005	
PRIVATE BANKING AND ASSET MANAGEMENT DIVISION	**Q1 2006**	**Q4**	**Q1**	**P&L**	**PERCENT**
Net interest income	33	28	28	+ 5	+ 17.9%
Net fees and commissions	367	355	280	+ 87	+ 31.1%
Other net income	4	14	-1	+ 5	n.s.
Total revenues	**404**	**397**	**307**	**+ 97**	**+ 31.6%**
Payroll costs	-120	-141	-96	- 24	+ 25.0%
Other expenses, amortisation and depreciation	-95	-97	-83	- 12	+ 14.5%
Operating costs	**-215**	**-238**	**-179**	**- 36**	**+ 20.1%**
OPERATING PROFIT	**189**	**159**	**128**	**+ 61**	**+ 47.7%**
Write-downs and provisions	-6	-20	-1	- 5	n.s.
PROFIT BEFORE TAX	**183**	**139**	**127**	**+ 56**	**+ 44.1%**
Income tax for the period	-46	-32	-32	- 14	+ 43.8%
NET PROFIT FOR THE PERIOD	**137**	**107**	**95**	**+ 42**	**+ 44.2%**

PROFITABILITY RATIO

Cost/Income	53.2%	**59.9%**	**58.3%**

Total Q1 2006 revenues of €404 million improved by €97 million or 31.6% (30.3% at constant exchange rates) over Q1 2005.

This growth is due to the performance of net fees and commissions which reached €367 million for the quarter, an improvement of €87 million or 30.3%, and in particular to asset management products which generated:

- higher management commissions (up 26% or some €60 million) in all the companies of the Division due to an increase of some €38 billion or 21% in assets under management and an improvement of the mix of products with higher added value;
- a highly positive result from Pioneer performance commissions: some €21.5 million in the quarter compared with €8.3 million for Q1 2005;
- strong growth (of 85% or €16 million) in up-front Asset Gathering commissions, due especially to increased sales of segregated accounts (FocusInvest and Investment Program) and insurance products.

The trend of costs, though related to revenue performance, shows an improvement in terms of operating efficiency: the Division's cost/income ratio fell to 53.2% from 58.3% in Q1 2005 (a difference of 5.1%).

Operating costs amounted to €215 million, including depreciation of €9 million, an increase of 20% over the same period of 2005, not least on account of negative exchange differences (the rise was 17.5% at constant exchange rates).

This change was mainly due to payroll costs and referred principally to the variable component of compensation linked to business results and excellent market performance.

The increase of €12 million in the Division's administrative costs was mainly due to Pioneer, on account of higher administrative expenses (consultancy, fees for outsourced services provided by third parties and travel costs), and, to a lesser extent, depreciation arising from the cost of fixed-term contracts in connection with the management of funds purchased in the US.

New Europe Division

In Q1 2006 the New Europe Division of UniCredit not including HVB reported net profit for the period of €207 million, an increase of 14.3% at constant exchange rates over 2005; at actual exchange rates, the increase over the same period of 2005 would be 19.7%.

(€ million)

PROFIT AND LOSS ACCOUNT					
		2005 PRO-FORMA		CHANGE OVER Q1 2005	
NEW EUROPE DIVISION	Q1 2006	4Q	1Q	ACTUAL	AT CONSTANT EXCH. RATES
Net interest income	376	368	341	+ 10.3%	+ 5.1%
Net trading, hedging and fair value income	25	42	48	- 47.9%	- 51.1%
Commissions and other net income	222	165	168	+ 32.1%	+ 25.6%
TOTAL REVENUES	**623**	**575**	**557**	**+ 11.8%**	**+ 6.4%**
Payroll costs	-171	-183	-152	+ 12.5%	+ 7.4%
Other expenses, amortisation and depreciation	-173	-194	-156	+ 10.9%	+ 5.2%
Operating costs	**-344**	**-377**	**-308**	**+ 11.7%**	**+ 6.3%**
OPERATING PROFIT	**279**	**198**	**249**	**+ 12.0%**	**+ 6.6%**
Net write-downs of loans	-33	-40	-37	- 10.8%	- 13.9%
Net income from investments	13	47	12	+ 8.3%	+ 9.1%
Provisions for risks and charges and other items	-5	-11	-4	+ 25.0%	..
PROFIT BEFORE TAX	**254**	**194**	**220**	**+ 15.5%**	**+ 10.3%**
Income tax for the period	-47	-75	-47	-	- 4.3%
NET PROFIT FOR THE PERIOD	**207**	**119**	**173**	**+ 19.7%**	**+ 14.3%**

PROFITABILITY RATIO			
Cost/Income	**55.2%**	**65.6%**	**55.3%**

New Europe's total revenues were €623 million, up by 6.4% at constant exchange rates over Q1 2005, were bolstered by:

- net interest income, which grew by 5.1% mainly due to good growth in lending volumes (loans and receivables with customers were up by 19.4%), and in deposits (direct deposits including deposits from customers and debt securities in issue increased by 8.4%) in all the banks of the Division;
- commissions and other net income which grew by 25.6% confirming the banks' efficient commercial policy.

Total revenues improved on Q1 2005 for all of the main banks in the Division:

- Pekao recorded growth of 7.3% driven mainly by a strong increase in commissions (up 25.6%).
- Koç Financial Services, the 50-50 joint venture with the Industrial Group Koç, grew by 5.3%, with service revenues rising by 23%.
- Finally, Zagrebacka Banka recorded growth of 1.9%, here again mainly supported by fees and commissions (up 6.4%).

Operating costs were 6.3% higher than in 2005, mainly due to increasing payroll (up 7.4%) due to an alignment of the minimum salary levels and the variable component. Other administrative expenses and depreciation rose by 5.2% mainly due to the need to support the systematic growth in smaller banks or where presence is marginal.

In terms of efficiency, the cost/income ratio was 55.2%, an improvement over Q1 2005 (55.3%).

Operating profit for the entire division came to €279 million, up by 6.6% at constant exchange rates over Q1 2005. Using actual exchange rates, the increase over Q1 2005 would be 12%.

The favourable macroeconomic environment and the careful management of credit risk resulted in a reduction of 13.9% in net write-downs of loans and provisions, given a considerable improvement in credit quality.

LOANS AND DEPOSITS, AND ASSET QUALITY

As at 31 March 2006, the division's loans and receivables with customers totalled €21,035 million, representing a 19.4% increase over the same period in 2005 at constant exchange rates.

Direct deposits totalled €29,169 million, a rise of 8.4% over the March 2005 levels due to a strong sales effort, especially at the largest banks, also aimed at increasing assets under management, which resulted in an upsurge in mutual fund sales.

The main contributions to growth came from all of the banks in the Group, in particular from the Koç Financial Services Group (customer loans and direct deposits rose by 29.4% and 15.8% respectively over March 2005 at constant exchange rates) and from the Zagrebacka group (customer loans and direct deposits rose by 18.7% and 7.6% respectively over March 2005). The Pekao group also recorded another excellent performance (customer loans and direct deposits rose by 10.3% and 7.7% respectively over March 2005).

The ratio of loans to deposits was 72.1%.

(€ million)

MAIN BALANCE SHEET ITEMS

NEW EUROPE DIVISION	AMOUNTS AS AT 31.03.2006	AMOUNTS AS AT 31.12.2005	AMOUNTS AS AT 31.03.2005 PRO-FORMA	CHANGE OVER 31.12.2005 ACTUAL	CHANGE OVER 31.12.2005 AT CONSTANT EXCH. RATES	CHANGE OVER 31.03.2005 PRO-FORMA ACTUAL	CHANGE OVER 31.03.2005 PRO-FORMA AT CONSTANT EXCH. RATES
Loans and receivables with customers	**21,035**	**20,875**	**17,005**	**+ 0.8%**	**+ 1.9%**	**+ 23.7%**	**+ 19.4%**
- Pekao Group	7,419	7,507	6,498	- 1.2%	+ 1.0%	+ 14.2%	+ 10.3%
- Zagrebaçka Banka Group	5,714	5,505	4,759	+ 3.8%	+ 3.4%	+ 20.1%	+ 18.7%
- Koç Finansal Hizmetler Group	4,724	4,881	3,401	- 3.2%	- 0.9%	+ 38.9%	+ 29.4%
- Other companies[1]	3,178	2,982	2,347	+ 6.6%	+ 5.4%	+ 35.4%	+ 32.2%
Deposits from customers and debt securities in issue[2]	**29,169**	**29,577**	**25,992**	**- 1.4%**	**- 0.1%**	**+ 12.2%**	**+ 8.4%**
- Pekao Group	12,292	12,129	11,028	+ 1.3%	+ 3.5%	+ 11.5%	+ 7.7%
- Zagrebaçka Banka Group	6,880	6,937	6,323	- 0.8%	- 1.1%	+ 8.8%	+ 7.6%
- Koç Finansal Hizmetler Group	5,848	6,407	4,717	- 8.7%	- 6.5%	+ 24.0%	+ 15.8%
- Other companies[1]	4,149	4,104	3,924	+ 1.1%	+ 0.2%	+ 5.7%	+ 2.9%

1. Includes infradivisional eliminations.
2. Subordinated debt included.

The many projects and measures aimed at improving the entire credit process led to a significant decrease in net write-downs of loans and provisions. There was also a clear improvement in the bad debt ratio (total impaired loans to total loans to customers), which was 4.52% compared to 4.89% the previous year.

STAFF AND BRANCHES

Despite ambitious business expansion programmes, tight cost control, combined with a series of internal reorganisation projects launched in all the banks of the Group, together with natural turnover, meant that the end of March 2006 saw an overall drop in the Division's full time equivalent staff numbers of 122 since December 2005 and 169 since March 2005. The total number of employees at the end of March 2006 was therefore 32,142. The reduction in the number of employees was achieved despite the expansion of the distribution network, which at end-March 2006 numbered 1,840 branches (3 more since December and 20 more than at the end of March 2005).

HVB Group

HVB had an excellent start in 2006 with strong growth in business: profit before tax for the first three months of 2006 was €1,081 million, 91% higher than the first quarter 2005.

Compared with the figures for the fourth quarter of 2005 adjusted for restructuring costs and additional provisions on loans and advances, net profit before tax increased by a factor of three.

The main trends included total revenues increasing by 23.5 % over Q1 2005 and by 29.9 % over Q4 2005. The principal factor contributing to this performance was exceptionally strong net trading, hedging and fair value income of €461 million in the first three months (65.2 % ahead of Q1 2005) which accounted for 15.2% of total revenues in Q1 2006. The growing momentum in net fees and commissions also proved sustainable in Q1 2006: net fees and commissions increased by 13.8% over Q4 2005 and by 28.7% over Q1 2005.

All HVB Group's business segments made a significant contribution to profit before tax:

- Germany € 281 million
- Austria and CEE € 309 million
- Corporates & Markets € 553 million.

PROFIT AND LOSS ACCOUNT

Net interest improved by €96 million or 7% compared with Q1 2005, mainly as a result of the effects of first time consolidation, interest income related to a formerly written-off credit exposure and the positive growth in the CEE countries, where all country groups exceeded Q1 2005 figures. This more than compensated for the impact of an intentional strategic reduction of the real estate lending portfolio and reduced loan volumes arising from further acceleration of the introduction of risk-adjusted pricing in the Germany business segment.

Income from dividends and other income from equity investments in the first quarter of 2006 was 24.1% above last year's figure due mainly to higher private equity earnings over Q1 2005 (Q4 2005 figures take into account the seasonal effect of dividend income, which is regularly received later in the year, having its peak normally in Q2).

At €1,572 million, net interest income was stable compared with the previous quarter, while exceeding the previous year's figure by 8% (1.9% adjusted for first time consolidation effects and exchange differences).

Net fees and commissions rose by an impressive 28.7%, to €963 million, partly as a result of much higher contributions to profits from the securities and depositary business (up 34.8%). In particular, sales of innovative financial products like the HVB *Best of Funds* helped to boost earnings. All other services businesses also developed strongly.

(€ million)

PROFIT AND LOSS ACCOUNT

HVB GROUP	2006 Q1	2005 Q4	2005 Q1	CHANGE OVER Q1 05 P&L	CHANGE OVER Q1 05 PERCENT	CHANGE OVER Q1 05 ADJUSTED [1] P&L	CHANGE OVER Q1 05 ADJUSTED [1] PERCENT
Net interest	1,464	1,376	1,368	+ 96	+ 7.0%	+ 9	+ 0.7%
Dividends and other income from equity investments	108	193	87	+ 21	+ 24.1%	+ 18	+ 20.7%
Net interest income	**1,572**	**1,569**	**1,455**	**+ 117**	**+ 8.0%**	**+ 27**	**+ 1.9%**
Net fees and commissions	963	846	748	+ 215	+ 28.7%	+ 179	+ 23.9%
Net trading, hedging and fair value income	461	162	279	+ 182	+ 65.2%	+ 141	+ 50.5%
Other net income	33	-246	-30	+ 63	n.s.	+ 15	n.s.
Net non-interest income	**1,457**	**762**	**997**	**+ 460**	**+ 46.1%**	**+ 335**	**+ 33.6%**
TOTAL REVENUES	**3,029**	**2,331**	**2,452**	**+ 577**	**+ 23.5%**	**+ 362**	**+ 14.8%**
Payroll costs	-976	-1,030	-894	- 82	+ 9.2%	- 33	+ 3.7%
Other expenses, amortisation and depreciation	-725	-703	-716	- 9	+ 1.3%	+ 40	- 5.6%
Operating costs	**-1,701**	**-1,733**	**-1,610**	**- 91**	**+ 5.7%**	**+ 7**	**- 0.4%**
OPERATING PROFIT	**1,328**	**598**	**842**	**+ 486**	**+ 57.7%**	**+ 369**	**+ 43.8%**
Provisions for risks and charges	-24	-86	-30	+ 6	- 20.0%	+ 6	- 20.0%
Net write-downs of loans	-322	-507	-317	- 5	+ 1.6%	+ 9	- 2.8%
Restructuring costs	-	-486	-	-	-	-	-
Net income from investments	99	206	71	+ 28	+ 39.4%	+ 37	+ 52.1%
PROFIT BEFORE TAX	**1,081**	**-275**	**566**	**+ 515**	**+ 91.0%**	**+ 421**	**+ 74.4%**
Income tax for the period	-283	119	-161	- 122	+ 75.8%	- 109	+ 67.7%
NET PROFIT FOR THE PERIOD	**798**	**-156**	**405**	**+ 393**	**+ 97.0%**	**+ 312**	**+ 77.0%**
Minorities	-147	-92	-69	- 78	+ 113.0%	- 52	+ 75.4%
NET PROFIT ATTRIBUTABLE TO HVB GROUP	**651**	**-248**	**336**	**+ 315**	**+ 93.8%**	**+ 260**	**+ 77.4%**

1. Adjusted for first-time consolidation effects and exchange differences

PROFITABILITY RATIO

Cost/Income	**56.2%**	**74.3%**	**65.7%**

In a friendly capital market environment, trading profit, at €461 million, reached the highest quarterly total ever recorded by HVB Group. In fact it exceeded the previous year figure of €279 million by 65.2%. Adjusted for first time consolidation and exchange differences, the Q1 2005 trading result was exceeded by more than half. Both profits from equity contracts and the contribution from interest rate and currency contracts increased in the process.

HVB Group's operating costs rose by 5.7% to €1,701 million, primarily as a result of the effects of initial consolidation and higher provisions for performance-linked bonus payments in the Corporates

& Markets segment. Adjusted for initial consolidation and currency effects, operating costs are 0.4% below the first quarter of 2005. The reduction in other expenses, amortisation and depreciation more than off-set the slight increase in adjusted Payroll costs.

The cost/income ratio improved by a significant 9.5% from the 65.7% ratio as at 31 March 2005, to 56.2% on the back of the strong rise in operating revenues.

Net write-downs of loans and provisions for guarantees and commitments in 2006 are expected to be at a similar level to that of 2005 (adjusted for additional provisions on loans and advances of €147 million in the last quarter 2005) with a total of around €1.3 billion. On a year-on-year comparison net write-downs of loans and provisions for guarantees and commitments remain stable.

At €99 million, net income from investments was ahead of the total of €71 million for the first quarter of 2005. This strong result was considerably boosted by the capital gain of €55 million realised on the reduction of our shareholding in Babcock & Brown Limited. The decrease of €107 million compared with the previous quarter relates to the gain on the disposal of Munich Re shares in Q4 2005 (amounting to €208 million).

At €1,081 million, profit before tax is almost twice as high as the corresponding figure at this point last year. Net profit is three times as high as the corresponding figure for the previous quarter adjusted for restructuring costs and additional provisions for losses on loans and advances.

After deducting the minority interest of €147 million included in net profit, HVB Group generated a consolidated profit of €651 million, which is almost twice as high as the corresponding figure for the first quarter of 2005.

BA-CA Group

The Bank Austria Creditanstalt Group entered 2006 with strong momentum carried over from 2005: profit before tax for the first three months of 2006 was €421 million, up by some 23% on the preceding quarter (adjusted for non-recurring costs of ~ € 143 million in Q4 2005) and 49.8% higher than a year ago. The main factor contributing to this performance was exceptionally strong net trading, hedging and fair value income of €166 million in the first three months (97.6% ahead of last year figure), and responsible for 13.6% of total revenues in Q1 2006.

In the quarter the CEE banking subsidiaries continued to expand vigorously, and the CEE business segment accounted for 42% of BA-CA Group's profit before tax.

The Austrian market - including retail, small business, corporate and private banking - was influenced by the initial phase of the interest rate cycle, with margins under stronger pressure on the assets side and showing a slight improvement on the liabilities side. On the other hand, net fees and commissions in these business segments rose significantly, with BA-CA's own issues, mutual funds and structured products benefiting from the boom in securities investments; the Austrian customer business segments also further expanded their market position in the area of derivatives. The net write-down on loans returned to a normal level following the one-off adjustments made in the preceding quarter.

PROFIT AND LOSS ACCOUNT

Net interest (€599 million) continued to improve from Q4 2005 to Q1 2006 by 4.7% and was 8.1% higher than in Q1 2005 (+1.6% adjusted for exchange differences and first-time consolidation effects).

A significant contribution to the increase in core net interest income came from the CEE business segment: all country groups exceeded Q1 2005 figures, as business volumes expanded and margins were satisfactory. Developments in Austria were mainly affected by persistent pressure on margins in lending business (due to crowding-out by competition on interest rates and the rising cost of funding). This effect was not fully offset by a more favourable trend in margins on the deposits side.

Income from dividends and other income from equity investments in the first quarter of 2006 were 21.4% above last year's figure (Q4 figures take into account the seasonal effect of dividend income, which is regularly received later in the year, its peak normally being reached in Q2).

At €633 million, net interest income was €35 million or 5.2% below that of the previous quarter (driven purely by a reduction of €62 million in dividend income), while exceeding the Q1 2005 figure by 8.8% (2.4% adjusted).

(€ million)

PROFIT AND LOSS ACCOUNT							
	2006	2005		CHANGE OVER Q1 05		CHANGE OVER Q1 05 ADJUSTED [1]	
BA-CA GROUP [2]	Q1	Q4	Q1	AMOUNT	PERCENT	AMOUNT	PERCENT
Net interest	599	572	554	+ 45	+ 8.1%	+ 9	+ 1.6%
Dividends and other income from equity investments	34	96	28	+ 6	+ 21.4%	+ 5	+ 17.9%
Net interest income	**633**	**668**	**582**	**+ 51**	**+ 8.8%**	**+ 14**	**+ 2.4%**
Net fees and commissions	415	408	332	+ 83	+ 25.0%	+ 57	+ 17.2%
Net trading, hedging and fair value income	166	62	84	+ 82	+ 97.6%	+ 77	+ 91.7%
Other net income	7	-8	-4	+ 11	n.s.	+ 10	n.s.
Net non-interest income	**588**	**462**	**412**	**+ 176**	**+ 42.7%**	**+ 144**	**+ 35.0%**
TOTAL REVENUES	**1,221**	**1,130**	**994**	**+ 227**	**+ 22.8%**	**+ 158**	**+ 15.9%**
Payroll costs	-395	-411	-355	- 40	+ 11.3%	- 13	+ 3.7%
Other expenses, amortisation and depreciation	-304	-308	-288	- 16	+ 5.6%	+ 6	- 2.1%
Operating costs	**-699**	**-719**	**-643**	**- 56**	**+ 8.7%**	**- 7**	**+ 1.1%**
OPERATING PROFIT	**522**	**411**	**351**	**+ 171**	**+ 48.7%**	**+ 151**	**+ 43.0%**
Provisions for risks and charges	-2	-50	-6	+ 4	- 66.7%	+ 4	- 66.7%
Net write-downs of loans	-108	-125	-103	- 5	+ 4.9%	+ 2	- 1.9%
Restructuring costs	-	-49	-	-	-	-	-
Net income from investments	9	11	39	- 30	- 76.9%	- 32	- 82.1%
PROFIT BEFORE TAX	**421**	**198**	**281**	**+ 140**	**+ 49.8%**	**+ 125**	**+ 44.5%**
Income tax for the period	-80	-18	-53	- 27	+ 50.9%	- 22	+ 41.5%
NET PROFIT FOR THE PERIOD	**341**	**180**	**228**	**+ 113**	**+ 49.6%**	**+ 103**	**+ 45.2%**
Minorities	-34	-31	-20	- 14	+ 70.0%	- 12	+ 60.0%
NET PROFIT ATTRIBUTABLE TO BA-CA GROUP	**307**	**149**	**208**	**+ 99**	**+ 47.6%**	**+ 91**	**+ 43.8%**

1. Adjusted for first-time consolidation effects and exchange differences.
2. As consolidated by HVB.

PROFITABILITY RATIO			
Cost/Income	**57.2%**	**63.6%**	**64.7%**

As in the previous year, BA-CA achieved a strong increase in net fees and commissions. At €415 million, the figure was slightly above Q4 (by €7 million or 1.7%) and €83 million or 25% (17.2% adjusted) higher than a year ago. Contributions to the increase over the Q1 2005 figure came from both CEE and the Austrian business segments. Growth in net fee and commission income in Austria was supported by the market success of our guaranteed products and the theme funds of AMG and Capital Invest, in the first quarter above all the R.I.CH. guarantee fund (Russia, India, China), which ideally met investors' expectations in terms of investment strategy and risk/return. Growth was also

achieved in custodian business. In the CEE countries, too, fee-based business accounts for a growing proportion of operating revenues, strong impetus being provided by securities business, by customer-driven derivatives transactions and by the growing use of electronic banking services; in addition, operations in South-East Europe record growth in loan fees and commission income from payment transactions.

Despite the volatility inherent in trading operations, the trading result has been a reliable source of income for the bank in past years. Net trading, hedging and fair value income for the first quarter of 2006 was €166 million, nearly double the figure for Q1 2005. Trading activities in mainstream markets benefited from the rise in interest rates, and equity trading operations generated the best results in many years. Moreover, BA-CA has built up competence over the past years as a hub linking international investors and CEE countries (including Turkey), and this competence is paying off. Efforts to further expand customer business were also successful, especially in primary market business.

Total revenues showed a rising trend from quarter to quarter and totalled €1,221 million in the first three months of 2006. This figure is €227 million or 22.8% higher than in the previous year, a net increase of €158 million or 15.9% (adjusted for exchange differences and first-time consolidation effects) and exceeded the previous quarter's figure by 8.1%.

Operating costs amounted to €699 million, a €56 million or 8.7% increase over Q1 2005. The increase was mainly due to consolidation effects in CEE countries (viz. Hebros Bank (04/2005), Banca Tiriac (09/2005), Eksimbanka and HVB Bank Serbia and Montenegro (10/2005), Nova banjalucka banka and BPH TFI SA (01/2006)) and to exchange rate movements. Adjusted for these effects, the increase was only €7 million or 1.1%. The cost/income ratio of 57.2% for Q1 2006 (figure for Q1 2005: 64.7%) reflects the good results and a low increase in costs against the background of business expansion.

Overall operating profit amounted to €522 million (27% above Q4 and up by 48.7% - 43.0% adjusted - over the previous year).

In Q4 2005 net write-downs of loans, provisions for guarantees and commitments, and provisions for risks and charges included significant one-off effects of about €70 million, which were due to improved credit risk assessment methods and Group-internal adjustments to flat-rate specific write-downs of low-ticket lending business. In Q1 2006 these figures returned to a normal level - while the provisioning charge in CEE was slightly above Q1 2005, this was largely offset by a more favourable trend in the Austrian business segments. Overall, at €110 million, the total provisioning charge led to a risk/earnings ratio of 17.4%.

Net income from investments reached €9 million and was mainly generated by the International Markets business segment. After deduction of tax and minority interests, net profit for Q1 2006 was €307 million, an increase of 47.6% over the previous year (+43.8% adjusted).

The global business cycle appears to be set fair, with the US economy continuing to grow above potential, Japan seeming to have overcome its long phase of deflation, and the Euro-zone showing signs of strengthening the recovery currently under way. In this context, inflationary pressures remain moderate overall, chiefly produced by rises in oil prices. Against this macroeconomic background, it is believed that the ECB may confirm a moderately restrictive approach in the coming months and apply a further increase of approximately 50 basis points to the policy rate, which currently stands at 2.5%.

The economic upturn, the consolidation of the gains on the financial markets, the improved confidence of savers, and finally the rises in interest rates are all factors which should help to favour the profitability of the banking industry in the principal countries of the Euro-zone. Revenues in Italy, Germany and Austria should continue to grow in 2006, supported not only by the services margin but also by a favourable trend in net interest income, benefiting both from continuing volume growth and the widening of banking spreads.

Against the above background, and in the light of the excellent results achieved in the first quarter, the Group confirms the significant sales and profit targets which it set itself for the current year. These goals can be achieved through increased volumes and cross-selling, greater operating efficiency and policies of risk control and correct capital allocation, thanks not least to the rapid progress being made in the process of integration of the Group.

Milan, 11 May 2006

BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO

Further Information

The consolidated quarterly report as at 31 March 2006, which is presented in reclassified form, was prepared under IFRS. This information is provided, as prescribed by Article 82 of the CONSOB Issuers Regulation, in accordance with Annex 3D thereof.

For consolidation purposes, the Accounts as at 31 March 2006 of the Parent Company and subsidiaries were used and were properly reclassified and adjusted to take into account consolidation requirements, and modified as necessary to bring them into line with Group accounting principles. In respect of the HVB Group, consolidated accounts have been used.

The quarter under review was considered as a separate period, and thus the profit and loss account reflects the accrual principle by reporting ordinary and extraordinary events that occurred during the period.

In those cases in which the accounts did not fully reflect the reporting of items on an accruals basis, such as certain administrative expenses, the accounting figure was supplemented by estimates based on the budget.

All intercompany balance sheet and operating figures of a material amount were eliminated. All unreconciled amounts were posted to other assets or liabilities or to net other income/expenses.

This quarterly report is not audited by the external auditors.

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Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

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May 2006

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